U.S. Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

04052368

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

For 12/23/04
Current Report on Form 8-K 2004-RS12
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of December 2004.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: [signature]
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2004, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

3

RAMP Series 2004-RS12 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-RS12

Modeling Assumptions

REPLINES:

ID# Name	Gross Coupon	Serv Fee	Net Coupon	Cut Off Bal	Original Balance	Remain Amort	Orig Amort	Remain Balloon Term	Orig Balloon Term	Orig IO Period	Remain IO Period	Age	Group	ARM Index	Gross Margin	Mos to Next Rate Reset	Rate Reset Freq	Life
1 1/29 ARM	3.944	0.300	3.644	2,593,637.32	2,593,637.32	359	360	359	360	0	0	1	2	LIBOR_1YR	2.250	11	12	9.9
2 1/29 ARM IO	5.125	0.300	4.825	509,086.36	509,086.36	300	300	357	360	60	57	3	2	LIBOR_1YR	3.750	9	12	11.
3 2/28 ARM	7.039	0.467	6.572	1,381,316.43	1,381,316.43	356	360	356	360	0	0	4	2	LIBOR_1YR	3.810	20	12	13.
4 2/28 ARM IO	7.477	0.550	6.927	539,406.28	539,406.28	300	300	359	360	60	59	1	2	LIBOR_1YR	7.227	22	12	13.
5 3/27 ARM	5.800	0.302	5.498	15,400,243.35	15,400,243.35	358	360	358	360	0	0	2	2	LIBOR_1YR	3.271	34	12	11.
6 3/27 ARM IO	5.422	0.300	5.122	1,366,311.20	1,366,311.20	324	324	359	360	36	35	1	2	LIBOR_1YR	2.950	35	12	11.
7 5/25 ARM	5.743	0.300	5.443	8,261,590.29	8,261,590.29	358	360	358	360	0	0	2	2	LIBOR_1YR	2.299	58	12	10.
8 5/25 ARM IO	5.836	0.300	5.536	6,244,756.70	6,244,756.70	297	297	357	360	63	60	3	2	LIBOR_1YR	2.329	57	12	10.
9 7/23 ARM	5.491	0.300	5.191	1,593,350.13	1,593,350.13	358	360	358	360	0	0	2	2	LIBOR_1YR	2.250	82	12	11.
10 1/29 ARM	8.750	0.300	8.450	78,052.40	78,052.40	359	360	359	360	0	0	1	2	LIBOR_6MC	5.500	11	6	14.
11 1/29 ARM IO	5.500	0.300	5.200	175,702.37	175,702.37	240	240	359	360	120	119	1	2	LIBOR_6MC	4.250	11	6	12.
12 2/28 ARM	7.857	0.478	7.379	468,220,644.88	468,220,644.88	358	360	358	360	0	0	2	2	LIBOR_6MC	7.419	22	6	14.
13 2/28 ARM IO	7.017	0.314	6.703	8,277,318.81	8,277,318.81	298	298	358	360	62	60	2	2	LIBOR_6MC	4.433	22	6	13.
14 3/13 ARM IO	5.250	0.300	4.950	435,201.26	435,201.26	132	132	189	192	60	57	3	2	LIBOR_6MC	3.875	33	6	11.
15 3/27 ARM	7.525	0.463	7.062	84,447,246.26	84,447,246.26	358	360	358	360	0	0	2	2	LIBOR_6MC	6.991	34	6	13.
16 3/27 ARM IO	6.062	0.323	5.739	20,523,931.36	20,523,931.36	286	286	358	360	74	72	2	2	LIBOR_6MC	3.117	34	6	11.
17 5/25 ARM	6.446	0.506	5.940	23,412,995.36	23,412,995.36	359	360	359	360	0	0	1	2	LIBOR_6MC	3.396	59	6	12.
18 5/25 ARM IO	6.454	0.397	6.057	42,480,246.32	42,480,246.32	289	289	359	360	71	70	1	2	LIBOR_6MC	2.926	59	6	12.
19 6MO LIBOR	7.114	1.401	5.713	535,058.77	535,058.77	359	360	359	360	0	0	1	2	LIBOR_6MC	3.637	5	6	13.
20 6MO LIBOR IO	5.719	0.355	5.364	8,339,049.68	8,339,049.68	244	244	359	360	116	115	1	2	LIBOR_6MC	3.703	5	6	12.
21 7/23 ARM	6.383	0.300	6.083	403,783.20	403,783.20	359	360	359	360	0	0	1	2	LIBOR_6MC	3.500	83	6	12.
22 7/23 ARM IO	6.375	0.300	6.075	266,932.45	266,932.45	276	276	359	360	84	83	1	2	LIBOR_6MC	3.500	83	6	12.
23 1/29 ARM	4.625	0.300	4.325	168,944.59	168,944.59	359	360	359	360	0	0	1	2	CMT_1YR	3.250	11	12	10.
24 2/28 ARM	7.290	0.300	6.990	2,019,531.19	2,019,531.19	358	360	358	360	0	0	2	2	CMT_1YR	5.226	22	9	12.
25 2/28 ARM IO	7.733	0.300	7.433	286,755.28	286,755.28	336	336	358	360	24	22	2	2	CMT_1YR	3.766	22	12	13.
26 3/27 ARM	6.390	0.300	6.090	541,568.77	541,568.77	359	360	359	360	0	0	1	2	CMT_1YR	3.107	35	9	12.
27 3/27 ARM IO	6.281	0.579	5.702	711,650.92	711,650.92	324	324	359	360	36	35	1	2	CMT_1YR	3.318	35	12	12.
28 5/25 ARM	6.527	0.497	6.030	420,767.76	420,767.76	359	360	359	360	0	0	1	2	CMT_1YR	3.353	59	10	11.
29 5/25 ARM IO	6.803	1.000	5.803	263,553.56	263,553.56	278	278	359	360	82	81	1	2	CMT_1YR	3.035	59	12	12.
30 7/23 ARM	6.500	0.300	6.200	101,366.75	101,366.75	359	360	359	360	0	0	1	2	CMT_1YR	3.500	83	6	12.
31 10yr FRM	9.055	0.434	8.621	139,818.97	139,818.97	119	120	119	120	0	0	1	1					
32 15yr FRM	6.366	0.344	6.022	10,907,470.21	10,907,470.21	178	180	178	180	0	0	2	1					
33 15/30 Balloon	8.436	0.503	7.933	828,213.78	828,213.78	357	360	170	173	0	0	3	1					
34 20yr FRM	7.061	0.328	6.733	1,042,852.78	1,042,852.78	239	240	239	240	0	0	1	1					
35 30yr FRM	7.277	0.330	6.947	260,153,702.20	260,153,702.20	358	360	358	360	0	0	2	1					
36 30yr FRM IO	8.140	0.943	7.197	1,927,942.06	1,927,942.06	240	240	356	360	120	116	4	1					

PREPAY:

Period	Group I	Group II	Period	Group I	Group II	Period	Group I	Group II	Period	Group I	Group II	Period	Group I	Group II	Period	Group I	Group II
1	2.00	2.00	61	20.00	35.00	121	20.00	35.00	181	20.00	35.00	241	20.00	35.00	301	20.00	35.00
2	4.00	4.55	62	20.00	35.00	122	20.00	35.00	182	20.00	35.00	242	20.00	35.00	302	20.00	35.00
3	6.00	7.09	63	20.00	35.00	123	20.00	35.00	183	20.00	35.00	243	20.00	35.00	303	20.00	35.00
4	8.00	9.64	64	20.00	35.00	124	20.00	35.00	184	20.00	35.00	244	20.00	35.00	304	20.00	35.00
5	10.00	12.18	65	20.00	35.00	125	20.00	35.00	185	20.00	35.00	245	20.00	35.00	305	20.00	35.00
6	12.00	14.73	66	20.00	35.00	126	20.00	35.00	186	20.00	35.00	246	20.00	35.00	306	20.00	35.00
7	14.00	17.27	67	20.00	35.00	127	20.00	35.00	187	20.00	35.00	247	20.00	35.00	307	20.00	35.00
8	16.00	19.82	68	20.00	35.00	128	20.00	35.00	188	20.00	35.00	248	20.00	35.00	308	20.00	35.00
9	18.00	22.36	69	20.00	35.00	129	20.00	35.00	189	20.00	35.00	249	20.00	35.00	309	20.00	35.00
10	20.00	24.91	70	20.00	35.00	130	20.00	35.00	190	20.00	35.00	250	20.00	35.00	310	20.00	35.00
11	20.00	27.45	71	20.00	35.00	131	20.00	35.00	191	20.00	35.00	251	20.00	35.00	311	20.00	35.00
12	20.00	30.00	72	20.00	35.00	132	20.00	35.00	192	20.00	35.00	252	20.00	35.00	312	20.00	35.00
13	20.00	30.00	73	20.00	35.00	133	20.00	35.00	193	20.00	35.00	253	20.00	35.00	313	20.00	35.00
14	20.00	30.00	74	20.00	35.00	134	20.00	35.00	194	20.00	35.00	254	20.00	35.00	314	20.00	35.00
15	20.00	30.00	75	20.00	35.00	135	20.00	35.00	195	20.00	35.00	255	20.00	35.00	315	20.00	35.00
16	20.00	30.00	76	20.00	35.00	136	20.00	35.00	196	20.00	35.00	256	20.00	35.00	316	20.00	35.00
17	20.00	30.00	77	20.00	35.00	137	20.00	35.00	197	20.00	35.00	257	20.00	35.00	317	20.00	35.00
18	20.00	30.00	78	20.00	35.00	138	20.00	35.00	198	20.00	35.00	258	20.00	35.00	318	20.00	35.00
19	20.00	30.00	79	20.00	35.00	139	20.00	35.00	199	20.00	35.00	259	20.00	35.00	319	20.00	35.00
20	20.00	30.00	80	20.00	35.00	140	20.00	35.00	200	20.00	35.00	260	20.00	35.00	320	20.00	35.00
21	20.00	30.00	81	20.00	35.00	141	20.00	35.00	201	20.00	35.00	261	20.00	35.00	321	20.00	35.00
22	20.00	30.00	82	20.00	35.00	142	20.00	35.00	202	20.00	35.00	262	20.00	35.00	322	20.00	35.00
23	20.00	50.00	83	20.00	35.00	143	20.00	35.00	203	20.00	35.00	263	20.00	35.00	323	20.00	35.00
24	20.00	50.00	84	20.00	35.00	144	20.00	35.00	204	20.00	35.00	264	20.00	35.00	324	20.00	35.00
25	20.00	50.00	85	20.00	35.00	145	20.00	35.00	205	20.00	35.00	265	20.00	35.00	325	20.00	35.00
26	20.00	50.00	86	20.00	35.00	146	20.00	35.00	206	20.00	35.00	266	20.00	35.00	326	20.00	35.00
27	20.00	50.00	87	20.00	35.00	147	20.00	35.00	207	20.00	35.00	267	20.00	35.00	327	20.00	35.00
28	20.00	35.00	88	20.00	35.00	148	20.00	35.00	208	20.00	35.00	268	20.00	35.00	328	20.00	35.00
29	20.00	35.00	89	20.00	35.00	149	20.00	35.00	209	20.00	35.00	269	20.00	35.00	329	20.00	35.00
30	20.00	35.00	90	20.00	35.00	150	20.00	35.00	210	20.00	35.00	270	20.00	35.00	330	20.00	35.00
31	20.00	35.00	91	20.00	35.00	151	20.00	35.00	211	20.00	35.00	271	20.00	35.00	331	20.00	35.00
32	20.00	35.00	92	20.00	35.00	152	20.00	35.00	212	20.00	35.00	272	20.00	35.00	332	20.00	35.00
33	20.00	35.00	93	20.00	35.00	153	20.00	35.00	213	20.00	35.00	273	20.00	35.00	333	20.00	35.00
34	20.00	35.00	94	20.00	35.00	154	20.00	35.00	214	20.00	35.00	274	20.00	35.00	334	20.00	35.00
35	20.00	35.00	95	20.00	35.00	155	20.00	35.00	215	20.00	35.00	275	20.00	35.00	335	20.00	35.00
36	20.00	35.00	96	20.00	35.00	156	20.00	35.00	216	20.00	35.00	276	20.00	35.00	336	20.00	35.00
37	20.00	35.00	97	20.00	35.00	157	20.00	35.00	217	20.00	35.00	277	20.00	35.00	337	20.00	35.00
38	20.00	35.00	98	20.00	35.00	158	20.00	35.00	218	20.00	35.00	278	20.00	35.00	338	20.00	35.00
39	20.00	35.00	99	20.00	35.00	159	20.00	35.00	219	20.00	35.00	279	20.00	35.00	339	20.00	35.00
40	20.00	35.00	100	20.00	35.00	160	20.00	35.00	220	20.00	35.00	280	20.00	35.00	340	20.00	35.00
41	20.00	35.00	101	20.00	35.00	161	20.00	35.00	221	20.00	35.00	281	20.00	35.00	341	20.00	35.00
42	20.00	35.00	102	20.00	35.00	162	20.00	35.00	222	20.00	35.00	282	20.00	35.00	342	20.00	35.00
43	20.00	35.00	103	20.00	35.00	163	20.00	35.00	223	20.00	35.00	283	20.00	35.00	343	20.00	35.00
44	20.00	35.00	104	20.00	35.00	164	20.00	35.00	224	20.00	35.00	284	20.00	35.00	344	20.00	35.00
45	20.00	35.00	105	20.00	35.00	165	20.00	35.00	225	20.00	35.00	285	20.00	35.00	345	20.00	35.00
46	20.00	35.00	106	20.00	35.00	166	20.00	35.00	226	20.00	35.00	286	20.00	35.00	346	20.00	35.00
47	20.00	35.00	107	20.00	35.00	167	20.00	35.00	227	20.00	35.00	287	20.00	35.00	347	20.00	35.00
48	20.00	35.00	108	20.00	35.00	168	20.00	35.00	228	20.00	35.00	288	20.00	35.00	348	20.00	35.00
49	20.00	35.00	109	20.00	35.00	169	20.00	35.00	229	20.00	35.00	289	20.00	35.00	349	20.00	35.00
50	20.00	35.00	110	20.00	35.00	170	20.00	35.00	230	20.00	35.00	290	20.00	35.00	350	20.00	35.00
51	20.00	35.00	111	20.00	35.00	171	20.00	35.00	231	20.00	35.00	291	20.00	35.00	351	20.00	35.00
52	20.00	35.00	112	20.00	35.00	172	20.00	35.00	232	20.00	35.00	292	20.00	35.00	352	20.00	35.00
53	20.00	35.00	113	20.00	35.00	173	20.00	35.00	233	20.00	35.00	293	20.00	35.00	353	20.00	35.00
54	20.00	35.00	114	20.00	35.00	174	20.00	35.00	234	20.00	35.00	294	20.00	35.00	354	20.00	35.00
55	20.00	35.00	115	20.00	35.00	175	20.00	35.00	235	20.00	35.00	295	20.00	35.00	355	20.00	35.00
56	20.00	35.00	116	20.00	35.00	176	20.00	35.00	236	20.00	35.00	296	20.00	35.00	356	20.00	35.00
57	20.00	35.00	117	20.00	35.00	177	20.00	35.00	237	20.00	35.00	297	20.00	35.00	357	20.00	35.00
58	20.00	35.00	118	20.00	35.00	178	20.00	35.00	238	20.00	35.00	298	20.00	35.00	358	20.00	35.00
59	20.00	35.00	119	20.00	35.00	179	20.00	35.00	239	20.00	35.00	299	20.00	35.00	359	20.00	35.00
60	20.00	35.00	120	20.00	35.00	180	20.00	35.00	240	20.00	35.00	300	20.00	35.00	360	20.00	35.00

COLLATERAL BALANCE:

Group I: $275,000,000

Group II: $700,000,000

ENHANCEMENT %:

Class	Group I
Class A	14.75%
Class M-I-1	8.45%
Class M-I-2	5.05%
Class M-I-3	3.55%
Class M-I-4	2.55%

Class	Group II(1)
Class A	29.50%
Class M-II-1	18.20%
Class M-II-2	11.55%
Class M-II-3	9.95%
Class M-II-4	7.75%
Class M-II-5	5.75%
Class M-II-6	4.75%
Class M-II-7	3.75%

OVERCOLLATERALIZATION ("OC"):

Group I	
Initial (% Orig.)	0.00%
OC Target (% Orig.)	2.55%
Stepdown OC Target (% Current)	5.10%
OC Floor (% Orig.)	0.50%

Group II	
Initial (% Orig.)	0.00%
OC Target (% Orig.)	3.75%
Stepdown OC Target (% Current)	7.50%
OC Floor (% Orig.)	0.50%

DATES:

Pricing Date:	December 16, 2004
Settlement Date:	December 29, 2004
First Payment Date:	January 25, 2005

INITIAL INDEX:

LIBOR_1MO	2.410
LIBOR_6MO	2.710
LIBOR_1YR	2.998
CMT_1YR	2.650

BOND TRANCHES:

Class	Type	Balance	Coupon	Spread
A-I-1	FLT	97,080,000	L+14	14
A-I-2	FIX	28,460,000	3.767	30
A-I-3	FIX	22,780,000	3.981	40
A-I-4	FIX	44,600,000	4.620	74
A-I-5	FIX	24,330,000	5.418	100
A-I-6 NAS	FIX	24,200,000	4.547	43
M-I-1	FIX	17,325,000	5.186	110
M-I-2	FIX	9,350,000	5.732	165
M-I-3	FIX	4,125,000	5.930	185
M-I-5	FIX	2,750,000	6.400	285
A-II-1	FLT	328,670,000	L + 13	13
A-II-2	FLT	175,080,000	L + 23	23
A-II-3	FLT	16,000,000	L + 37	37
M-II-1	FLT	79,100,000	L + 57	57
M-II-2	FLT	46,550,000	L + 80	80
M-II-3	FLT	11,200,000	L + 100	100
M-II-4	FLT	15,400,000	L + 170	170
M-II-5	FLT	14,000,000	L + 175	175
M-II-6	FLT	7,000,000	L + 260	260
M-II-7	FLT	7,000,000	L + 300	500

COUPON STEPUP:

Optional Call: 10%

Stepups:

A-I-1	L+14	L+14
A-I-2	3.767	3.767
A-I-3	3.981	3.981
A-I-4	4.620	4.620
A-I-5	5.418	5.918
A-I-6 NAS	4.547	4.547
M-I-1	5.186	5.686
M-I-2	5.732	6.232
M-I-3	5.930	6.430
M-I-5	6.400	6.900
A-II-1	L + 13	L + 13
A-II-2	L + 23	L + 23
A-II-3	L + 37	L + 74
M-II-1	L + 57	L + 85.5
M-II-2	L + 80	L + 120
M-II-3	L + 100	L + 150
M-II-4	L + 170	L + 255
M-II-5	L + 175	L + 262.5
M-II-6	L + 260	L + 390
M-II-7	L + 300	L + 450

TRIGGER:

	Group I	Group II
37	1.50%	3.50%
38	1.50%	3.50%
39	1.50%	3.50%
40	1.50%	3.50%
41	1.50%	3.50%
42	1.50%	3.50%
43	1.50%	3.50%
44	1.50%	3.50%
45	1.50%	3.50%
46	1.50%	3.50%
47	1.50%	3.50%
48	1.50%	3.50%
49	2.25%	5.50%
50	2.25%	5.50%
51	2.25%	5.50%
52	2.25%	5.50%
53	2.25%	5.50%
54	2.25%	5.50%
55	2.25%	5.50%
56	2.25%	5.50%
57	2.25%	5.50%
58	2.25%	5.50%
59	2.25%	5.50%
60	2.25%	5.50%
61	3.00%	7.00%
62	3.00%	7.00%
63	3.00%	7.00%
64	3.00%	7.00%
65	3.00%	7.00%
66	3.00%	7.00%
67	3.00%	7.00%
68	3.00%	7.00%
69	3.00%	7.00%
70	3.00%	7.00%
71	3.00%	7.00%
72	3.00%	7.00%
73	3.75%	7.75%

Three month average of the related Sixty-Plus Delinquency Percentage:
Group I: 48%
Group II: 29%

OPTIONAL REDEMPTION:
Cleanup Call Group I: <10%
Cleanup Call Group II: <10%

PAYRULES:
pay : CLASS INTEREST PRO RATA
pay : CLASS INTEREST SHORTFALL PRO RATA
pay : CLASS PRINCIPAL SEQUENTIAL
pay : CLASS INTEREST PRO RATA NONRELATED
pay : CLASS INTEREST PRO RATA SHORTFALL NONRELATED
pay : CLASS PRINCIPAL SEQUENTIAL NONRELATED
LOSSES IN REVERSE ALLOCATION

YIELD MAINTENANCE AGREEMENT:

Notional Bal	Strike	Ceiling
180,250,000	N/A	N/A
180,250,000	5.61	7.83
180,250,000	6.34	7.83
180,250,000	5.61	7.83
180,250,000	5.84	7.83
180,250,000	5.65	7.83
180,250,000	5.88	7.83
180,250,000	5.65	7.83
180,250,000	5.65	7.83
180,250,000	5.88	7.83
180,250,000	5.65	7.83
180,250,000	5.93	7.83
180,250,000	5.70	7.83
180,250,000	5.70	7.83
180,250,000	6.44	7.83
180,250,000	5.70	7.83
180,250,000	5.93	7.83
180,250,000	5.70	7.83
180,250,000	5.93	7.83
180,250,000	5.70	7.83
180,250,000	5.70	7.83
180,250,000	5.93	7.83
180,250,000	7.65	7.83

Please fill in all values!
Thank You!

	ARM	FRM
[illegible]	91.34%	8.66%
[illegible]	490,979,270	46,569,770
[illegible]		
[illegible]		
[illegible]	7.300%	8.074%
[illegible]		
[illegible]	85.06%	78.07%
[illegible]	607	614
[illegible]	141,122	92,193
[illegible]	21.53%	24.34%
[illegible]		
[illegible]	2.81%	0.00%
[illegible]	0.00%	6.30%
[illegible]	16.93%	3.72%
[illegible]		
[illegible]	80.84%	77.98%
[illegible]	9.64%	9.10%
[illegible]	3.73%	7.47%
[illegible]	1.80%	1.99%
[illegible]		
[illegible]	95.47%	87.40%
[illegible]	1.34%	2.17%
[illegible]	3.19%	10.43%
Loan Purpose		
[illegible]	32.92%	14.75%
[illegible]	61.28%	76.81%
Rate Reduction	5.79%	8.44%

	IO	Non-IO
Percentage Bal.	2.57%	97.43%
Deal Balance	13,796,743	523,752,296
[illegible]		
[illegible]		
Gross WAC	6.753%	7.384%
[illegible]		
[illegible]	85.85%	84.42%
FICO	641	606
[illegible]	197,130	133,804
[illegible]	0.00%	22.37%
[illegible]		
[illegible]	100.00%	0.00%
[illegible]	0.00%	0.56%
[illegible]	16.46%	15.77%
[illegible]		
[illegible]	74.52%	80.75%
[illegible]	21.43%	9.29%
[illegible]	2.14%	4.13%
[illegible]	0.00%	1.86%
Occupancy		
Owner Occ	100.00%	94.63%
2nd Home	0.00%	1.45%
Investment	0.00%	3.92%
Loan Purpose		
Purchase	28.49%	31.43%
Cash Out	65.36%	62.55%
Rate Reduction	6.15%	6.02%

$537,549,039.84

Banc of America Securities

RASC 2004-KS12

RAMP Series 2004-RS12 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-RS12

$[975,000,000] (Approximate)

Subject to Revision

December 15, 2004 – REVISED Computational Materials

Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

New Issue REVISED Computational Materials

$[975,000,000] (Approximate)

RAMP Series 2004-RS12 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-RS12

December 15, 2004 (Revised from December 14, 2004)

Expected Timing:	Pricing Date:	On or about December [16], 2004
	Settlement Date:	On or about December [29], 2004
	First Payment Date:	January 25, 2005
Structure:	Group I (Fixed):	$[275.0] million senior/subordinate structure
	Group II (ARMs):	$[700.0] million senior/subordinate structure
	Rating Agencies:	Moody's and Standard & Poor's

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

RAMP Series 2004-RS12 Trust Structure Summary

December 14, 2004
$[975,000,000] (Approximate - Subject to Revision)
Characteristics of the Certificates (1), (2), (3)

Class	Amount ($)	Ratings (S&P /Moody's)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	WAL (yrs) to Call	Pmt. Window (mos.) to Call / # of mos.	Exp. Maturity to Call	Final Scheduled Maturity
A-I-1	$97,080,000	AAA / Aaa	Sr Fltr (4)	0	Actual/360	1.00	1 – 24 / 24	December 2006	April 2024
A-I-2	$28,460,000	AAA / Aaa	Sr Fxd (5)	24	30/360	2.30	24 – 32 / 9	August 2007	February 2027
A-I-3	$22,780,000	AAA / Aaa	Sr Fxd (5)	24	30/360	3.00	32 – 41 / 10	May 2008	March 2029
A-I-4	$44,600,000	AAA / Aaa	Sr Fxd (5)	24	30/360	5.00	41 – 97 / 57	January 2013	February 2033
A-I-5	$24,330,000	AAA / Aaa	Sr Fxd (6,7)	24	30/360	9.60	97 – 118 / 22	October 2014	December 2034
A-I-6	$24,200,000	AAA / Aaa	Sr Fxd – NAS (5)	24	30/360	6.75	37 – 118 / 82	October 2014	December 2034
M-I-1	$17,325,000	AA / Aa2	Mez Fxd (6,7)	24	30/360	6.53	39 – 118 / 80	October 2014	December 2034
M-I-2	$9,350,000	A / A2	Mez Fxd (6,7)	24	30/360	6.53	39 – 118 / 80	October 2014	December 2034
M-I-3	$4,125,000	BBB / Baa1	Mez Fxd (6,7)	24	30/360	6.53	39 – 118 / 80	October 2014	December 2034
M-I-4	$2,750,000	BBB- / Baa3	Mez Fxd (6,7)	24	30/360	6.53	39 – 118 / 80	October 2014	December 2034
Total Group I	**$275,000,000**								
A-II-1	$328,670,000	AAA / Aaa	Sr Fltr (8)	0	Actual/360	1.00	1 - 22 / 22	October 2006	May 2027
A-II-2	$175,080,000	AAA / Aaa	Sr Fltr (8)	0	Actual/360	2.28	22 – 36 / 15	December 2007	December 2034
A-II-3	$16,000,000	AAA / Aaa	Sr Fltr (6,8)	0	Actual/360	4.55	36 – 67 / 32	July 2010	December 2034
M-II-1	$79,100,000	AA / Aa1	Mez Fltr (6,8)	0	Actual/360	5.10	48 – 67 / 20	July 2010	December 2034
M-II-2	$46,550,000	A / Aa3	Mez Fltr (6,8)	0	Actual/360	4.31	42 – 67 / 26	July 2010	December 2034
M-II-3	$11,200,000	A- / A1	Mez Fltr (6,8)	0	Actual/360	4.16	41 – 67 / 27	July 2010	December 2034
M-II-4	$15,400,000	BBB+ / A2	Mez Fltr (6,8)	0	Actual/360	4.12	40 – 67 / 28	July 2010	December 2034
M-II-5	$14,000,000	BBB / A3	Mez Fltr (6,8)	0	Actual/360	4.07	39 – 67 / 29	July 2010	December 2034
M-II-6	$7,000,000	BBB- / Baa1	Mez Fltr (6,8)	0	Actual/360	4.05	38 – 67 / 30	July 2010	December 2034
M-II-7	$7,000,000	NR / Baa2	Mez Fltr (6,8)	0	Actual/360	4.03	38 – 67 / 30	July 2010	December 2034
Total Group II	**$700,000,000**								
Grand Total	**$975,000,000**								

Notes:

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:
Group I Loans: 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).
Group II Loans: 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call of the related Loan Group and (ii) the maturity of the related Loan Group.

(4) The pass-through rate on the Class A-I-1 Certificates will be equal to the lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.

(5) The pass-through rate on the Class A-I-2, Class A-I-3, Class A-I-4 and Class A-I-6 Certificates will be equal to the related fixed rate per annum.

(6) If the 10% optional call for the Group I Loans is not exercised, the coupon on the Class A-I-5 Certificates and the Class M-I-1 through Class M-I-4 Certificates will increase by 0.50% per annum beginning on the second Distribution Date after the first possible related optional call date. Likewise, if the 10% optional call for the Group II Loans is not exercised, the margin on the Class A-II-3 Certificates will double, and the margin on the Class M-II Certificates will each increase by a 1.5x multiple, in each case beginning on the second Distribution Date after the first possible related optional call date.

(7) The pass-through rates on the Class A-I-5, and Class M-I Certificates will be equal to the related fixed rate per annum, subject to the Group I Net WAC Cap Rate.

(8) The pass-through rate on the Class A-II and Class M-II Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap Rate and (iii) 14.00% per annum.

Issuer:	RAMP Series 2004-RS12 Trust.
Certificates:	The Class A-I-1 through Class A-I-6 Certificates (collectively, the "Class A-I Certificates") and the Class M-I-1 through Class M-I-4 Certificates (collectively, the "Class M-I Certificates"), are backed by first lien, fixed-rate mortgage loans (the "Group I Loans"). The Class A-II-1 through Class A-II-3 Certificates (collectively the Class "A-II Certificates") and the Class M-II-1 through Class M-II-7 Certificates (collectively, the "Class M-II Certificates") are backed by first lien, adjustable-rate mortgage loans (the "Group II Loans"). The Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates." The Class M-I Certificates and Class M-II Certificates are referred to together as the "Class M Certificates."
Lead Manager:	J.P. Morgan Securities Inc. and Residential Funding Securities Corporation.
Co-Managers:	Greenwich Capital Markets, Inc. and Bear, Stearns & Co. Inc.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	JPMorgan Chase Bank, National Association.
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 85.75% of the Group I Loans and 99.77% of the Group II Loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Cut-off Date:	December 1, 2004 after deducting payments due during the month of December 2004.
Settlement Date:	On or about December 29, 2004.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on January 25, 2005.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A, Class M-I-1 and Class M-II-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; For the Class M-I-2, Class M-I-3, Class M-I-4, Class M-II-2, Class M-II-3, Class M-II-4, Class M-II-5, Class M-II-6 and Class M-II-7 Certificates: $250,000 and integral multiples of $1 in excess thereof.
ERISA Considerations:	It is expected that, as of the Settlement Date, the Class A Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. The Class M Certificates are not expected to be eligible for purchase by such plans as of the Settlement Date. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Certificates.

Legal Investments: The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Tax Status: One or more REMIC elections.

Collateral Description: Two loan groups:

- Group I (fixed) and Group II (adjustable). Group I Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $275,000,000 as of the Cut-off Date.
- Group II Loans will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $700,000,000 as of the Cut-off Date.

Prepayment Assumptions: Two loan groups:

- Group I – 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).
- Group II – 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR.).

Optional Calls: If the aggregate principal balance of either the Group I Loans or Group II Loans falls below 10% of the original principal balance of the respective group (the "Optional Call Date"), Residential Funding or its designee may terminate the trust with respect to that loan group. The optional calls are independent of each other. The exercise of the optional calls may be subject to limitations as described in the prospectus supplement.

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. Through the NCA program, Residential Funding seeks to acquire recently originated mortgage loan products with the characteristics described in the attached collateral tables. The mortgage loans may include a combination of layered risk factors including, but not limited to, credit score, reduced loan documentation, debt-to-income ratio, and loan to value ratio.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A" quality, non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A" quality borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A"quality mortgage loans with LTVs up to 107% and for which the related borrowers may have limited cash, may not want to take cash out of their investments, or may want to finance the full value of the home plus closing costs, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or whose total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A" quality credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "AlterNet" program guidelines allow.

Credit Enhancement:

A. Subordination.

Except as described below, with respect to each loan group, if the related Class M Certificates remain outstanding, losses on the related mortgage loans which are not covered by excess cash flow or overcollateralization will be allocated to the class of related Class M Certificates with the lowest payment priority, and the other related classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the related Class M Certificates are outstanding, all such losses will be allocated to the related Class A Certificates as described in the prospectus supplement.

Initial Subordination:

Class	Group I(1)	Class	Group II(1)
Class A	14.75%	Class A	29.50%
Class M-I-1	8.45%	Class M-II-1	18.20%
Class M-I-2	5.05%	Class M-II-2	11.55%
Class M-I-3	3.55%	Class M-II-3	9.95%
Class M-I-4	2.55%	Class M-II-4	7.75%
		Class M-II-5	5.75%
		Class M-II-6	4.75%
		Class M-II-7	3.75%

(1) Includes the target overcollateralization requirement as described herein.

C. Overcollateralization ("OC").

	Group I	Group II
Initial (% Orig.)	0.00%	0.00%
OC Target (% Orig.)	2.55%	3.75%
Stepdown OC Target (% Current)(1)	5.10%	7.50%
OC Floor (% Orig.)	0.50%	0.50%
OC Holiday	None	None

(1) Subject to certain trigger events as specified herein.

D. Cross-collateralization.

The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of OC in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

E. Excess Spread.

Group I: Initially equal to approximately [300] bps per annum.
Group II: Initially equal to approximately [447] bps per annum.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount from each loan group generally as follows:

(1) Distribution of accrued and unpaid interest to the related certificates;

(2) Distribution of principal to the related certificates, in the priority described herein;

(3) Distribution of principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the mortgage loans, to cover realized losses;

(4) Distribution of additional principal, only to the extent the certificate principal balance of the non-related certificates exceeds the stated principal balance of the non-related mortgage loans, to the non-related certificates from the excess interest on the related mortgage loans;

(5) Distribution of additional principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the related mortgage loans, until the required level of overcollateralization is reached;

(6) Payment to the related certificates and subsequently, to the non-related certificates, in respect of prepayment interest shortfalls;

(7) To the extent provided in the prospectus supplement, payment to certain Group I Certificates in respect of any Group I Net WAC Cap Shortfall Carry-Forward Amount due to the application of the cap on the related pass-through rate, in the priority described in the prospectus supplement, and payment to the Group II Certificates in respect of any Group II Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement;

(8) Payment to the related certificates and subsequently, to the non-related certificates, in respect of current relief act shortfalls;

(9) To pay to the holders of the related Class A Certificates, pro rata, and then to the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(10) To pay to the holders of the non-related Class A Certificates, pro rata, and then to the non-related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

(11) Distribution of any remaining funds to the non-offered certificates.

Interest Accrual Period:

Class A-I-2 through Class A-I-6 and Class M-I Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1, Class A-II and Class M-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

Pass-Through Rates:

Group I Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus [ ]% (the "Class A-I-1 Margin") and (ii) the Group I Net WAC Cap Rate.
- On each Distribution Date, for the Class A-I-2, Class A-I-3, Class A-I-4 and Class A-I-6 Certificates, interest will accrue at a fixed rate equal to their respective fixed rate coupon.
- On each Distribution Date, for the Class A-I-5 and Class M-I Certificates, interest will accrue at a rate equal to the lesser of (a) their respective fixed rate coupons and (b) the Group I Net WAC Cap Rate.
- The fixed rate coupon on the Class A-I-5 Certificates and the Class M-I Certificates will increase by 0.50% per annum for any Distribution Date beginning on the second Distribution Date after the first possible related Optional Call Date.

Group II Pass-Through Rates:

- The Class A-II-1 Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus [ ]% (the "Class A-II-1 Margin"), (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-2 Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus [ ]% (the "Class A-II-2 Margin"), (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-3 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II-3 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-II-3 Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class M-II Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus the related Class M-II Margin, and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the related Class M-II Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.

Group I Net WAC Cap Rate:

For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, and, in the case of the Class A-I-1 Certificates, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group I Certificates is limited to the Group I Net WAC Cap Rate, the resulting shortfall (the "Group I Net WAC Cap Shortfall") will carry forward with interest thereon (the "Group I Net WAC Cap Shortfall Carry-Forward Amount").

Group II Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group II Certificates is limited to the Group II Net WAC Cap Rate, the resulting shortfall (the "Group II Basis Risk Shortfall") will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Group II Basis Risk Shortfall Carry-Forward Amount"). The payments from the Yield Maintenance Agreement will be available to cover any shortfalls on the Class M-II Certificates resulting from the application of the Group II Net WAC Cap Rate.

Weighted Average Monthly Fees: Master servicing fee and subservicing fee of approximately:
[0.34%] per annum for Group I
[0.45%] per annum for Group II

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee and (b) the sub-servicing fee.

Eligible Master Servicing Compensation: For either loan group and any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to any Distribution Date and either loan group, the excess, if any, of the aggregate stated principal balance of the mortgage loans in the related loan group before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the related Class A Certificates and related Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Group I Required Overcollateralization Amount: With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, 2.55% of the aggregate stated principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) 5.10% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group I.

Trigger Event: A Trigger Event is in effect with respect to either loan group on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [48]% of the Group I Senior Enhancement Percentage or [29]% of the Group II Senior Enhancement Percentage, respectively, or (ii) cumulative realized losses on the related mortgage loans as a percentage of the initial aggregate principal balance of the related mortgage loans as of the Cut-off Date exceed the following amounts:

	Group I Loans	Group II Loans
Months 37-48	[1.50]% in the first month plus an additional 1/12th of [1.00]% for every month thereafter	[3.50]% in the first month plus an additional 1/12th of [2.25]% for every month thereafter
Months 49-60	[2.25]% in the first month plus an additional 1/12th of [0.75]% for every month thereafter	[5.50]% in the first month plus an additional 1/12th of [1.75]% for every month thereafter
Months 61-72	[3.00]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter	[7.00]% in the first month plus an additional 1/12th of [0.50]% for every month thereafter
Months 73 and thereafter	[3.75]%	[7.75]%

Sixty-Plus Delinquency Percentage: With respect to any Distribution Date and each loan group, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans of the related loan group that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans of the related loan group immediately preceding that Distribution Date.

Group I Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-I-1, Class M-I-2, Class M-I-3 and Class M-I-4 Certificates and (ii) the related Overcollateralization Amount, in each case prior to the distribution of the Group I Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date.

Overcollateralization Floor: As to either loan group, an amount equal to 0.50% of the aggregate stated principal balance of the related mortgage loans as of the Cut-off Date.

Overcollateralization Increase Amount:

With respect to any Distribution Date and either loan group, an amount equal to the lesser of (i) available excess cash flow from the related and non-related mortgage loans available for payment of the Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the related Required Overcollateralization Amount for that Distribution Date over (y) the related Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount:

With respect to any Distribution Date and each loan group for which the related Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the related Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the related mortgage loans for that Distribution Date.

Excess Overcollateralization Amount:

With respect to any Distribution Date, the excess, if any, of the related Overcollateralization Amount over the related Required Overcollateralization Amount.

Group I Principal Distribution Amount:

As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-I and Class M-I Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group I Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-I Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the Group I Principal Distribution Amount for that Distribution Date or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group I Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Priority of Class A-I Principal Distributions:

The Class A-I Principal Distribution Amount will be distributed to the Class A-I-1 through the Class A-I-6 Certificates as follows: first to the Class A-I-6 Certificates in an amount equal to the Class A-I-6 Lockout Distribution Amount for that distribution date, and then the remaining amounts will be paid to the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5 and Class A-I-6 Certificates, in that order, in each case until paid in full.

Class A-I-6 Lockout Distribution Amount:

For any Distribution Date, the product of (x) the Class A-I-6 Lockout Percentage (as set forth in the underlying table) for that Distribution Date and (y) the Class A-I-6 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-I-6 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date or the certificate principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date.

Class A-I-6 Pro Rata Distribution Amount:

For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-I-6 Lockout Percentage:

Distribution Dates	Lockout Percentage
January 2005 through and including December 2007	0%
January 2008 through and including December 2009	45%
January 2010 through and including December 2010	80%
January 2011 through and including December 2011	100%
January 2012 and thereafter	300%

Class M-I-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates and Class M-I-1 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount and Class M-I-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Group I Subordination Percentage:

As to any class of Class A-I or Class M-I Certificates, the respective percentage set forth below:

Class	Percentage
A-I	70.50%
M-I-1	83.10%
M-I-2	89.90%
M-I-3	92.90%
M-I-4	94.90%

Group I Stepdown Date:

The Distribution Date which is the later to occur of (x) the Distribution Date in January 2008 and (y) the first distribution date on which the Group I Senior Enhancement Percentage is equal to or greater than 29.50%.

Group II Required Overcollateralization Amount:

With respect to any Distribution Date and the Group II Loans, (a) if such Distribution Date is prior to the Group II Stepdown Date, 3.75% of the aggregate stated principal balance of the Group II Loans as of the Cut-off Date, or (b) if such Distribution Date is on or after the Group II Stepdown Date, the greater of (i) 7.50% of the current aggregate stated principal balance of the Group II Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group II.

Group II Senior Enhancement Percentage:

For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-II-1, Class M-II-2, Class M-II-3, Class M-II-4, Class M-II-5, Class M-II-6 and Class M-II-7 Certificates and (ii) the Group II Overcollateralization Amount, in each case prior to the distribution of the Group II Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date.

Group II Principal Distribution Amount:

As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-II and Class M-II Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group II Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-II Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the Group II Principal Distribution Amount for that Distribution Date or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group II Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-II Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Priority of Class A-II Princial Distributions:

The Class A-II Principal Distribution Amount will be distributed sequentially, to the Class A-II-1, Class A-II-2 and Class A-II-3 Certificates, in that order, in each case until paid in full.

Class M-II-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II Certificates and Class M-II-1 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount and Class M-II-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1 and Class M-II-2 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2 and Class M-II-3 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-5 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2, Class M-II-3 Certificates and Class M-II-4 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-6 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount and Class M-II-5 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount and Class M-II-5 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount and Class M-II-5 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-6 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-7 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount, Class M-II-5 Principal Distribution Amount and Class M-II-6 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount, Class M-II-5 Principal Distribution Amount and Class M-II-6 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2, Class M-II-3, Class M-II-4, Class M-II-5 and Class M-II-6 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount, Class M-II-5 Principal Distribution Amount and Class M-II-6 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-7 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Group II Subordination Percentage:

As to any class of Class A-II or Class M-II Certificates, the respective percentage set forth below:

Class	Percentage[1]
A-II	41.00%
M-II-1	63.60%
M-II-2	76.90%
M-II-3	80.10%
M-II-4	84.50%
M-II-5	88.50%
M-II-6	90.50%
M-II-7	92.50%

[1] Includes the target overcollateralization requirement as described herein.

Group II Stepdown Date:

The Distribution Date which is the later to occur of (x) the Distribution Date in January 2008 and (y) the first Distribution date on which the Group II Senior Enhancement Percentage is equal to or greater than 59.00%.

Subsequent Recoveries:

Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Yield Maintenance Agreement: On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [ ] (the "Counterparty") for the benefit of the Class M-II Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) an amount equal the lesser of (a) the notional amount set forth below and (b) the outstanding certificate principal balance of the Class M-II Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate beginning with the Distribution Date in January 2005. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in November 2006.

Yield Maintenance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling Rate (%)
25-Jan-05	180,250,000	N/A	N/A
25-Feb-05	180,250,000	5.61	7.83
25-Mar-05	180,250,000	6.34	7.83
25-Apr-05	180,250,000	5.61	7.83
25-May-05	180,250,000	5.84	7.83
25-Jun-05	180,250,000	5.65	7.83
25-Jul-05	180,250,000	5.88	7.83
25-Aug-05	180,250,000	5.65	7.83
25-Sep-05	180,250,000	5.65	7.83
25-Oct-05	180,250,000	5.88	7.83
25-Nov-05	180,250,000	5.65	7.83
25-Dec-05	180,250,000	5.93	7.83
25-Jan-06	180,250,000	5.70	7.83
25-Feb-06	180,250,000	5.70	7.83
25-Mar-06	180,250,000	6.44	7.83
25-Apr-06	180,250,000	5.70	7.83
25-May-06	180,250,000	5.93	7.83
25-Jun-06	180,250,000	5.70	7.83
25-Jul-06	180,250,000	5.93	7.83
25-Aug-06	180,250,000	5.70	7.83
25-Sep-06	180,250,000	5.70	7.83
25-Oct-06	180,250,000	5.93	7.83
25-Nov-06	180,250,000	7.65	7.83

Loan Group I Net WAC Cap

(Current Index Values; 100% PPC; Actual/360)

Month	(%)
1	7.68
2	6.69
3	7.41
4	6.69
5	6.92
6	6.69
7	6.92
8	6.69
9	6.69
10	6.92
11	6.69
12	6.92
13	6.69
14	6.69
15	7.41
16	6.69
17	6.92
18	6.69
19	6.92
20	6.69
21	6.69
22	6.92
23	6.69
24	6.92

Loan Group II Class A-II Certificates Net WAC Cap

Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)	Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)
1	25-Jan-05	7.79	7.79	35	25-Nov-07	8.48	10.79
2	25-Feb-05	6.79	6.79	36	25-Dec-07	8.76	11.17
3	25-Mar-05	7.51	7.51	37	25-Jan-08	8.48	10.81
4	25-Apr-05	6.79	6.79	38	25-Feb-08	8.48	10.81
5	25-May-05	7.01	7.01	39	25-Mar-08	9.06	11.56
6	25-Jun-05	6.79	6.83	40	25-Apr-08	8.48	10.81
7	25-Jul-05	7.02	7.05	41	25-May-08	8.76	12.01
8	25-Aug-05	6.79	6.83	42	25-Jun-08	8.48	11.63
9	25-Sep-05	6.79	6.83	43	25-Jul-08	8.76	12.01
10	25-Oct-05	7.02	7.05	44	25-Aug-08	8.48	11.63
11	25-Nov-05	6.79	6.83	45	25-Sep-08	8.48	11.63
12	25-Dec-05	7.02	7.10	46	25-Oct-08	8.76	12.02
13	25-Jan-06	6.80	6.87	47	25-Nov-08	8.48	11.91
14	25-Feb-06	6.80	6.87	48	25-Dec-08	8.76	12.31
15	25-Mar-06	7.53	7.61	49	25-Jan-09	8.48	11.91
16	25-Apr-06	6.80	6.87	50	25-Feb-09	8.48	11.91
17	25-May-06	7.02	7.10	51	25-Mar-09	9.38	13.19
18	25-Jun-06	6.80	6.87	52	25-Apr-09	8.48	11.91
19	25-Jul-06	7.02	7.10	53	25-May-09	8.76	12.37
20	25-Aug-06	6.80	6.87	54	25-Jun-09	8.48	11.97
21	25-Sep-06	6.80	6.88	55	25-Jul-09	8.76	12.37
22	25-Oct-06	7.02	7.11	56	25-Aug-09	8.48	11.97
23	25-Nov-06	8.22	8.83	57	25-Sep-09	8.48	11.97
24	25-Dec-06	8.50	9.13	58	25-Oct-09	8.75	12.41
25	25-Jan-07	8.22	8.84	59	25-Nov-09	8.46	12.11
26	25-Feb-07	8.22	8.83	60	25-Dec-09	8.68	13.04
27	25-Mar-07	9.11	9.79	61	25-Jan-10	8.40	12.62
28	25-Apr-07	8.23	8.84	62	25-Feb-10	8.40	12.62
29	25-May-07	8.50	9.84	63	25-Mar-10	9.30	13.97
30	25-Jun-07	8.23	9.52	64	25-Apr-10	8.40	12.62
31	25-Jul-07	8.50	9.84	65	25-May-10	8.68	13.04
32	25-Aug-07	8.23	9.52	66	25-Jun-10	8.40	12.66
33	25-Sep-07	8.23	9.53	67	25-Jul-10	8.68	13.08
34	25-Oct-07	8.51	9.85				

(1) Assumes 1-month LIBOR remains constant at 2.39%, 6-month LIBOR remains constant at 2.66%, 1-Year LIBOR remains constant at 2.93% and 1-Year CMT remains constant at 2.59% and run at the prepayment assumption to call.

(2) Assumes 1-month LIBOR, 6-month LIBOR, 1-Year LIBOR and 1-Year CMT instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

Loan Group II Class M-II Certificates Net WAC Cap

Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)	Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)
1	25-Jan-05	7.79	7.79	35	25-Nov-07	8.48	10.79
2	25-Feb-05	6.79	9.00	36	25-Dec-07	8.76	11.17
3	25-Mar-05	7.51	9.00	37	25-Jan-08	8.48	10.81
4	25-Apr-05	6.79	9.00	38	25-Feb-08	8.48	10.81
5	25-May-05	7.01	9.00	39	25-Mar-08	9.06	11.56
6	25-Jun-05	6.79	9.00	40	25-Apr-08	8.48	10.81
7	25-Jul-05	7.02	9.00	41	25-May-08	8.76	12.01
8	25-Aug-05	6.79	9.00	42	25-Jun-08	8.48	11.63
9	25-Sep-05	6.79	9.00	43	25-Jul-08	8.76	12.01
10	25-Oct-05	7.02	9.00	44	25-Aug-08	8.48	11.63
11	25-Nov-05	6.79	9.00	45	25-Sep-08	8.48	11.63
12	25-Dec-05	7.02	9.00	46	25-Oct-08	8.76	12.02
13	25-Jan-06	6.80	9.00	47	25-Nov-08	8.48	11.91
14	25-Feb-06	6.80	9.00	48	25-Dec-08	8.76	12.31
15	25-Mar-06	7.53	9.00	49	25-Jan-09	8.48	11.91
16	25-Apr-06	6.80	9.00	50	25-Feb-09	8.48	11.91
17	25-May-06	7.02	9.00	51	25-Mar-09	9.38	13.19
18	25-Jun-06	6.80	9.00	52	25-Apr-09	8.48	11.91
19	25-Jul-06	7.02	9.00	53	25-May-09	8.76	12.37
20	25-Aug-06	6.80	9.00	54	25-Jun-09	8.48	11.97
21	25-Sep-06	6.80	9.00	55	25-Jul-09	8.76	12.37
22	25-Oct-06	7.02	9.00	56	25-Aug-09	8.48	11.97
23	25-Nov-06	8.22	9.00	57	25-Sep-09	8.48	11.97
24	25-Dec-06	8.50	9.13	58	25-Oct-09	8.75	12.41
25	25-Jan-07	8.22	8.84	59	25-Nov-09	8.46	12.11
26	25-Feb-07	8.22	8.83	60	25-Dec-09	8.68	13.04
27	25-Mar-07	9.11	9.79	61	25-Jan-10	8.40	12.62
28	25-Apr-07	8.23	8.84	62	25-Feb-10	8.40	12.62
29	25-May-07	8.50	9.84	63	25-Mar-10	9.30	13.97
30	25-Jun-07	8.23	9.52	64	25-Apr-10	8.40	12.62
31	25-Jul-07	8.50	9.84	65	25-May-10	8.68	13.04
32	25-Aug-07	8.23	9.52	66	25-Jun-10	8.40	12.66
33	25-Sep-07	8.23	9.53	67	25-Jul-10	8.68	13.08
34	25-Oct-07	8.51	9.85				

(1) Assumes 1-month LIBOR remains constant at 2.39%, 6-month LIBOR remains constant at 2.66%, 1-Year LIBOR remains constant at 2.93% and 1-Year CMT remains constant at 2.59% and run at the prepayment assumption to call.

(2) Assumes 1-month LIBOR, 6-month LIBOR, 1-Year LIBOR and 1-Year CMT instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

Group I Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-1						
Avg. Life (yrs)	10.13	1.73	1.25	1.00	0.84	0.74
Principal Window	1 - 223	1 - 44	1 - 31	1 - 24	1 - 19	1 - 16
Principal Window Months	223	44	31	24	19	16
Class A-I-2						
Avg. Life (yrs)	20.14	4.40	3.00	2.30	1.87	1.58
Principal Window	223 - 260	44 - 62	31 - 42	24 - 32	19 - 26	16 - 22
Principal Window Months	38	19	12	9	8	7
Class A-I-3						
Avg. Life (yrs)	23.01	6.03	4.03	3.00	2.41	2.02
Principal Window	260 - 291	62 - 86	42 - 56	32 - 41	26 - 32	22 - 27
Principal Window Months	32	25	15	10	7	6
Class A-I-4						
Avg. Life (yrs)	26.31	11.40	7.32	5.00	3.76	2.90
Principal Window	291 - 338	86 - 194	56 - 138	41 - 97	32 - 64	27 - 50
Principal Window Months	48	109	83	57	33	24
Class A-I-5						
Avg. Life (yrs)	28.46	17.57	12.74	9.60	7.15	5.48
Principal Window	338 - 342	194 - 213	138 - 155	97 - 118	64 - 95	50 - 78
Principal Window Months	5	20	18	22	32	29
Class A-I-6						
Avg. Life (yrs)	14.02	8.10	7.28	6.75	6.34	5.76
Principal Window	37 - 342	37 - 213	37 - 155	37 - 118	39 - 95	42 - 78
Principal Window Months	306	177	119	82	57	37
Class M-I-1						
Avg. Life (yrs)	25.87	12.05	8.58	6.53	5.28	4.55
Principal Window	255 - 342	73 - 213	51 - 155	39 - 118	38 - 95	39 - 78
Principal Window Months	88	141	105	80	58	40
Class M-I-2						
Avg. Life (yrs)	25.87	12.05	8.58	6.53	5.27	4.49
Principal Window	255 - 342	73 - 213	51 - 155	39 - 118	37 - 95	38 - 78
Principal Window Months	88	141	105	80	59	41
Class M-I-3						
Avg. Life (yrs)	25.87	12.05	8.58	6.53	5.26	4.47
Principal Window	255 - 342	73 - 213	51 - 155	39 - 118	37 - 95	37 - 78
Principal Window Months	88	141	105	80	59	42
Class M-I-4						
Avg. Life (yrs)	25.87	12.05	8.58	6.53	5.26	4.45
Principal Window	255 - 342	73 - 213	51 - 155	39 - 118	37 - 95	37 - 78
Principal Window Months	88	141	105	80	59	42

Group I Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-5						
Avg. Life (yrs)	29.02	21.16	16.10	12.37	9.21	6.71
Principal Window	338 - 358	194 - 343	138 - 305	97 - 252	64 - 206	50 - 171
Principal Window Months	21	150	168	156	143	122
Class A-I-6						
Avg. Life (yrs)	14.02	8.12	7.31	6.83	6.56	6.46
Principal Window	37 - 356	37 - 341	37 - 303	37 - 250	39 - 204	42 - 169
Principal Window Months	320	305	267	214	166	128
Class M-I-1						
Avg. Life (yrs)	26.00	12.88	9.33	7.14	5.77	4.96
Principal Window	255 - 356	73 - 313	51 - 254	39 - 201	38 - 162	39 - 134
Principal Window Months	102	241	204	163	125	96
Class M-I-2						
Avg. Life (yrs)	25.99	12.75	9.18	7.02	5.66	4.82
Principal Window	255 - 354	73 - 290	51 - 225	39 - 175	37 - 141	38 - 117
Principal Window Months	100	218	175	137	105	80
Class M-I-3						
Avg. Life (yrs)	25.97	12.54	8.98	6.86	5.52	4.69
Principal Window	255 - 351	73 - 262	51 - 196	39 - 152	37 - 122	37 - 100
Principal Window Months	97	190	146	114	86	64
Class M-I-4						
Avg. Life (yrs)	25.92	12.26	8.75	6.67	5.37	4.54
Principal Window	255 - 347	73 - 239	51 - 175	39 - 135	37 - 108	37 - 89
Principal Window Months	93	167	125	97	72	53

Group II Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II-1						
Avg. Life (yrs)	13.11	1.59	1.20	1.00	0.85	0.75
Principal Window	1 - 259	1 - 38	1 - 26	1 - 22	1 - 19	1 - 16
Principal Window Months	259	38	26	22	19	16
Class A-II-2						
Avg. Life (yrs)	25.31	6.23	4.05	2.28	1.90	1.68
Principal Window	259 - 346	38 - 140	26 - 92	22 - 36	19 - 28	16 - 24
Principal Window Months	88	103	67	15	10	9
Class A-II-3						
Avg. Life (yrs)	28.82	11.66	7.66	4.55	2.36	1.99
Principal Window	346 - 346	140 - 140	92 - 92	36 - 67	28 - 29	24 - 24
Principal Window Months	1	1	1	32	2	1
Class M-II-1						
Avg. Life (yrs)	26.69	7.74	5.25	5.10	3.08	2.23
Principal Window	276 - 346	46 - 140	40 - 92	48 - 67	29 - 52	24 - 31
Principal Window Months	71	95	53	20	24	8
Class M-II-2						
Avg. Life (yrs)	26.69	7.74	5.19	4.31	4.28	2.88
Principal Window	276 - 346	46 - 140	38 - 92	42 - 67	48 - 52	31 - 40
Principal Window Months	71	95	55	26	5	10
Class M-II-3						
Avg. Life (yrs)	26.69	7.74	5.17	4.16	3.97	3.32
Principal Window	276 - 346	46 - 140	38 - 92	41 - 67	45 - 52	40 - 40
Principal Window Months	71	95	55	27	8	1
Class M-II-4						
Avg. Life (yrs)	26.69	7.74	5.17	4.12	3.81	3.32
Principal Window	276 - 346	46 - 140	38 - 92	40 - 67	43 - 52	40 - 40
Principal Window Months	71	95	55	28	10	1
Class M-II-5						
Avg. Life (yrs)	26.69	7.74	5.16	4.07	3.68	3.32
Principal Window	276 - 346	46 - 140	37 - 92	39 - 67	41 - 52	40 - 40
Principal Window Months	71	95	56	29	12	1
Class M-II-6						
Avg. Life (yrs)	26.69	7.74	5.16	4.05	3.60	3.32
Principal Window	276 - 346	46 - 140	37 - 92	38 - 67	40 - 52	40 - 40
Principal Window Months	71	95	56	30	13	1
Class M-II-7						
Avg. Life (yrs)	26.69	7.74	5.16	4.03	3.55	3.32
Principal Window	276 - 346	46 - 140	37 - 92	38 - 67	39 - 52	40 - 40
Principal Window Months	71	95	56	30	14	1

Group II Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II-2						
Avg. Life (yrs)	25.32	6.31	4.11	2.28	1.90	1.68
Principal Window	259 - 352	38 - 172	26 - 114	22 - 36	19 - 28	16 - 24
Principal Window Months	94	135	89	15	10	9
Class A-II-3						
Avg. Life (yrs)	29.58	18.02	12.23	7.14	2.36	1.99
Principal Window	352 - 358	172 - 286	114 - 202	36 - 148	28 - 29	24 - 24
Principal Window Months	7	115	89	113	2	1
Class M-II-1						
Avg. Life (yrs)	26.79	8.52	5.81	5.76	3.73	2.23
Principal Window	276 - 358	46 - 265	40 - 183	48 - 134	29 - 113	24 - 31
Principal Window Months	83	220	144	87	85	8
Class M-II-2						
Avg. Life (yrs)	26.79	8.47	5.71	4.69	4.91	3.44
Principal Window	276 - 357	46 - 243	38 - 166	42 - 121	48 - 92	31 - 88
Principal Window Months	82	198	129	80	45	58
Class M-II-3						
Avg. Life (yrs)	26.79	8.42	5.66	4.51	4.23	5.18
Principal Window	276 - 356	46 - 221	38 - 149	41 - 109	45 - 83	57 - 68
Principal Window Months	81	176	112	69	39	12
Class M-II-4						
Avg. Life (yrs)	26.79	8.38	5.62	4.44	4.05	4.41
Principal Window	276 - 355	46 - 214	38 - 144	40 - 105	43 - 80	49 - 62
Principal Window Months	80	169	107	66	38	14
Class M-II-5						
Avg. Life (yrs)	26.78	8.30	5.56	4.36	3.89	3.93
Principal Window	276 - 355	46 - 201	37 - 135	39 - 98	41 - 75	44 - 58
Principal Window Months	80	156	99	60	35	15
Class M-II-6						
Avg. Life (yrs)	26.77	8.21	5.49	4.29	3.77	3.69
Principal Window	276 - 353	46 - 185	37 - 124	38 - 90	40 - 69	42 - 54
Principal Window Months	78	140	88	53	30	13
Class M-II-7						
Avg. Life (yrs)	26.76	8.11	5.42	4.22	3.69	3.54
Principal Window	276 - 352	46 - 175	37 - 117	38 - 85	39 - 65	41 - 51
Principal Window Months	77	130	81	48	27	11

RAMP Series 2004-RS12 – Collateral Characteristics (Group I Loans)

Summary Report

Principal Balance	$220,874,897		
Number of Mortgage Loans	1,649		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$134,053	$21,000	$981,000
Current Principal Balance	$133,945	$20,846	$977,481
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	352	120	360
Remaining Term to Maturity (mos)	351	120	360
Age	1	0	23
Mortgage Rate	7.250%	5.000%	10.875%
Loan-to-Value Ratio	88.82%	25.00%	107.00%
Credit Score	705	541	819

Lien Position	**% of Loan Group**
1st Lien	100.0%

Occupancy	**% of Loan Group**
Primary Residence	60.76%
Non-Owner Occupied	38.08%
Second/Vacation	1.17%

Documentation	**% of Loan Group**
Full Documentation	60.05%
Reduced Documentation	39.95%

Servicing	**% of Loan Group**
Homecomings	85.75%

Delinquency	**% of Loan Group**
Current	100.00%
30 to 59 Days Delinquent	0.00%
60 to 89 Days Delinquent	0.00%

Exception Category	**% of Loan Group**
Alternet Exceptions (RASC)	9.51%
Expanded Criteria Exceptions (RALI)	52.26%
Jumbo A Exceptions (RFMSI)	8.54%
Seasoned Loans	0.00%
Home Solutions	29.70%

Loan Purpose	**% of Loan Group**
Purchase	68.00%
Equity Refinance	24.69%
Rate/Term Refinance	7.31%

Property Type	**% of Loan Group**
Single-family detached	68.40%
PUD (detached)	12.22%
Two- to four-family units	12.78%
Condo Low-rise	3.87%
PUD (attached)	1.83%
Townhouse	0.30%
Condo Mid-rise	0.44%
Manufactured Home	0.16%

Percent of Pool with Prepayment Penalty	32.44%
Percent of Pool over 80% LTV with MI	20.10%
IO Loans	0.70%

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
540 to 559	4	$234,038	0.11 %	$58,509	86.77 %
560 to 579	19	1,934,797	0.88	101,831	89.01
580 to 599	30	3,062,608	1.39	102,087	92.21
600 to 619	44	5,262,491	2.38	119,602	89.66
620 to 639	75	9,595,859	4.34	127,945	89.02
640 to 659	103	15,915,776	7.21	154,522	84.13
660 to 679	185	25,160,855	11.39	136,005	82.47
680 to 699	286	37,098,286	16.80	129,714	90.72
700 to 719	251	35,830,837	16.22	142,752	89.37
720 to 739	208	28,656,129	12.97	137,770	91.15
740 to 759	189	25,474,902	11.53	134,788	89.73
760 or greater	254	32,559,210	14.74	128,186	90.03
Subtotal with Credit Scores	1,648	220,785,787	99.96	133,972	88.83
Not Available	1	89,110	0.04	89,110	75.00
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**88.82 %**

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	711	$51,357,636	23.25 %	$72,233	703	92.02 %
100,001 to 200,000	704	97,110,169	43.97	137,941	706	91.16
200,001 to 300,000	158	37,612,479	17.03	238,054	704	86.57
300,001 to 400,000	34	11,941,715	5.41	351,227	714	83.55
400,001 to 500,000	26	12,011,292	5.44	461,973	699	80.56
500,001 to 600,000	6	3,375,145	1.53	562,524	719	72.48
600,001 to 700,000	3	1,889,237	0.86	629,746	747	81.78
700,001 to 800,000	5	3,760,600	1.70	752,120	694	77.02
800,001 to 900,000	1	839,144	0.38	839,144	701	67.00
900,001 to 1,000,000	1	977,481	0.44	977,481	705	75.00
Total	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

Mortgage Rates of the Group I Loans

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.000 to 5.499	5	$1,139,964	0.52 %	$227,993	755	60.20 %
5.500 to 5.999	76	17,178,120	7.78	226,028	711	81.31
6.000 to 6.499	228	40,629,617	18.39	178,200	715	80.87
6.500 to 6.999	328	47,574,210	21.54	145,043	707	85.02
7.000 to 7.499	195	23,288,442	10.54	119,428	692	89.05
7.500 to 7.999	213	26,039,917	11.79	122,253	704	92.78
8.000 to 8.499	245	27,067,814	12.25	110,481	723	97.21
8.500 to 8.999	281	30,851,848	13.97	109,793	699	97.95
9.000 to 9.499	42	4,148,542	1.88	98,775	647	97.78
9.500 to 9.999	19	1,791,775	0.81	94,304	597	91.79
10.000 to 10.499	6	424,869	0.19	70,812	582	92.46
10.500 to 10.999	11	739,779	0.33	67,253	576	94.67
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.500 to 4.999	3	$811,056	0.37 %	$270,352	754	49.90 %
5.000 to 5.499	30	6,406,958	2.90	213,565	707	81.06
5.500 to 5.999	197	38,845,802	17.59	197,187	716	79.98
6.000 to 6.499	324	48,280,619	21.86	149,014	709	84.20
6.500 to 6.999	234	30,517,009	13.82	130,415	700	88.47
7.000 to 7.499	199	25,314,988	11.46	127,211	696	91.53
7.500 to 7.999	272	29,998,016	13.58	110,287	720	96.33
8.000 to 8.499	298	31,834,292	14.41	106,826	703	98.16
8.500 to 8.999	60	6,429,792	2.91	107,163	648	97.74
9.000 to 9.499	14	1,199,616	0.54	85,687	599	91.53
9.500 to 9.999	10	638,538	0.29	63,854	597	92.93
10.000 to 10.499	8	598,210	0.27	74,776	575	95.59
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	16	$1,953,317	0.88 %	$122,082	720
50.01 to 55.00	2	254,456	0.12	127,228	637
55.01 to 60.00	10	1,167,477	0.53	116,748	666
60.01 to 65.00	17	2,548,337	1.15	149,902	666
65.01 to 70.00	26	7,225,330	3.27	277,897	693
70.01 to 75.00	56	11,051,615	5.00	197,350	690
75.01 to 80.00	383	60,912,793	27.58	159,041	709
80.01 to 85.00	72	8,508,002	3.85	118,167	685
85.01 to 90.00	164	22,561,332	10.21	137,569	694
90.01 to 95.00	162	20,231,346	9.16	124,885	687
95.01 to 100.00	696	78,793,684	35.67	113,209	716
100.01 to 105.00	42	5,245,277	2.37	124,888	720
105.01 or greater	3	421,931	0.19	140,644	711
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**

Geographical Distribution of Mortgaged Properties of the Group I Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	37	$3,123,719	1.41 %	$84,425	674	92.72 %
Alaska	1	228,400	0.10	228,400	783	80.00
Arizona	32	4,543,446	2.06	141,983	700	90.07
Arkansas	9	828,125	0.37	92,014	682	97.92
California	67	20,097,394	9.10	299,961	701	79.15
Colorado	28	3,726,028	1.69	133,072	705	88.45
Connecticut	11	1,228,326	0.56	111,666	718	93.34
Delaware	5	432,803	0.20	86,561	721	91.76
District of Columbia	2	450,461	0.20	225,231	705	90.16
Florida	135	18,928,847	8.57	140,214	696	89.82
Georgia	64	8,530,356	3.86	133,287	710	91.87
Hawaii	5	1,847,336	0.84	369,467	659	85.04
Idaho	15	2,290,289	1.04	152,686	720	89.26
Illinois	71	9,797,283	4.44	137,990	728	92.53
Indiana	104	10,445,002	4.73	100,433	717	96.59
Iowa	10	899,777	0.41	89,978	686	92.98
Kansas	16	1,471,144	0.67	91,946	696	89.22
Kentucky	24	2,314,326	1.05	96,430	731	98.07
Louisiana	36	4,277,758	1.94	118,827	684	88.85
Maine	2	467,750	0.21	233,875	700	84.95
Maryland	25	4,778,039	2.16	191,122	709	77.91
Massachusetts	14	3,656,184	1.66	261,156	726	82.81
Michigan	82	10,446,947	4.73	127,402	712	89.41
Minnesota	15	3,063,524	1.39	204,235	727	91.37
Mississippi	8	1,156,137	0.52	144,517	732	90.41
Missouri	55	6,127,896	2.77	111,416	714	88.70
Montana	4	357,937	0.16	89,484	729	90.49
Nebraska	12	1,150,190	0.52	95,849	711	93.02
Nevada	7	1,208,762	0.55	172,680	671	86.96
New Hampshire	4	526,081	0.24	131,520	671	72.88
New Jersey	36	8,700,666	3.94	241,685	705	82.57
New Mexico	9	826,036	0.37	91,782	719	90.67
New York	15	2,952,308	1.34	196,821	697	82.15
North Carolina	51	5,754,638	2.61	112,836	700	93.85
North Dakota	1	115,902	0.05	115,902	771	80.00
Ohio	79	8,221,201	3.72	104,066	719	94.31
Oklahoma	32	4,182,014	1.89	130,688	690	89.02
Oregon	17	2,863,151	1.30	168,421	717	83.97
Pennsylvania	49	5,094,622	2.31	103,972	700	90.93
Rhode Island	2	348,000	0.16	174,000	724	79.24
South Carolina	29	3,172,738	1.44	109,405	687	87.39
Tennessee	50	5,329,626	2.41	106,593	693	93.02
Texas	226	26,357,645	11.93	116,627	700	89.68

Utah	12	1,432,625	0.65	119,385	688	90.98
Vermont	3	384,973	0.17	128,324	733	83.15
Virginia	58	6,406,773	2.90	110,462	705	89.62
Washington	49	6,980,389	3.16	142,457	715	86.99
West Virginia	6	496,475	0.22	82,746	708	92.39
Wisconsin	22	2,384,846	1.08	108,402	704	95.27
Wyoming	3	470,000	0.21	156,667	712	95.66
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	1,187	$150,185,502	68.00 %	$126,525	715	92.11 %
Equity Refinance	350	54,537,986	24.69	155,823	681	81.89
Rate/Term Refinance	112	16,151,409	7.31	144,209	697	81.65
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

Occupancy Type of the Group I Loans

Occupancy	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	870	$134,193,656	60.76 %	$154,246	695	86.48 %
Non Owner-occupied	759	84,099,466	38.08	110,803	722	92.50
Second/Vacation	20	2,581,775	1.17	129,089	700	90.40
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	1,173	$151,068,732	68.40 %	$128,788	702	89.15 %
Two- to four-family units	203	28,218,573	12.78	139,008	719	86.79
Planned Unit Developments (detached)	149	26,985,352	12.22	181,110	707	89.02
Condo Low-Rise (less than 5 stories)	74	8,557,283	3.87	115,639	713	87.73
Planned Unit Developments (attached)	35	4,043,436	1.83	115,527	711	93.20
Condo Mid-Rise (5 to 8 stories)	4	976,358	0.44	244,090	691	80.36
Townhouse	6	669,797	0.30	111,633	725	94.62
Manufactured Home	5	355,365	0.16	71,073	695	83.28
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,080	$132,645,351	60.05 %	$122,820	710	92.06 %
Reduced Documentation	569	88,229,546	39.95	155,061	699	83.95
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	1,052	$149,367,436	67.63 %	$141,984	709	85.97 %
12 Months	48	5,995,426	2.71	124,905	698	91.90
24 Months	35	4,557,930	2.06	130,227	695	94.39
36 Months	493	57,073,646	25.84	115,768	696	95.89
60 Months	17	3,567,366	1.62	209,845	703	82.15
Other (1)	4	313,092	0.14	78,273	689	98.13
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

(1) Not None, 12, 24, 36 or 60 months and not more than 60 months.

RAMP Series 2004-RS12 – Collateral Characteristics (Group II Loans)

Summary Report

Principal Balance	$621,505,555		
Number of Mortgage Loans	3,960		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$157,010	$30,000	$1,000,000
Current Principal Balance	$156,946	$29,939	$995,882
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	360	192	362
Remaining Term to Maturity (mos)	359	190	360
Age	1	0	16
Mortgage Rate	7.47%	3.38%	10.99%
Loan-to-Value Ratio	92.72%	12.00%	107.00%
Credit Score	641	479	814
Margin	6.477%	2.250%	10.875%
Initial Periodic Cap	3.327%	1.000%	6.000%
Periodic Cap	1.197%	1.000%	6.000%
Maximum Mortgage Rate	13.562%	9.375%	23.750%
Minimum Mortgage Rate	6.679%	2.250%	10.990%
Next Rate Adj. (mos)	30	4	84

Lien Position	**% of Loan Group**
1st Lien	100.00%

Occupancy	**% of Loan Group**
Primary Residence	91.04%
Non-Owner Occupied	6.65%
Second/Vacation	2.31%

Documentation	**% of Loan Group**
Full Documentation	53.83%
Reduced Documentation	46.17%

Servicing	**% of Loan Group**
Homecomings	99.77%

Delinquency	**% of Loan Group**
Current	99.92%
30 to 59 Days Delinquent	0.08%
60 to 89 Days Delinquent	0.00%

Exception Category	**% of Loan Group**
Alternet Exceptions (RASC)	67.58%
Expanded Criteria Exceptions (RALI)	28.18%
Jumbo A Exceptions (RFMSI)	2.97%
Seasoned Loans	0.00%
Home Solutions	1.27%

Loan Purpose	**% of Loan Group**
Purchase	66.49%
Equity Refinance	29.25%
Rate/Term Refinance	4.26%

Property Type	**% of Loan Group**
Single-family detached	72.25%
PUD (detached)	13.01%
Two- to four-family units	3.81%
Condo Low-rise	6.18%
PUD (attached)	3.41%
Townhouse	0.69%
Condo Mid-rise	0.32%
Manufactured Home	0.04%
Condo High-rise	0.29%

Percent of Pool with Prepayment Penalty	65.70%
Percent of Pool over 80% LTV with MI	8.57%
IO Loans	12.92%

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
499 or less	2	$268,325	0.04 %	$134,162	80.53 %
500 to 519	3	435,000	0.07	145,000	75.76
520 to 539	15	2,113,976	0.34	140,932	83.26
540 to 559	73	9,179,746	1.48	125,750	88.61
560 to 579	355	44,163,794	7.11	124,405	92.70
580 to 599	555	71,167,581	11.45	128,230	96.07
600 to 619	729	108,582,210	17.47	148,947	95.24
620 to 639	593	93,164,932	14.99	157,108	93.12
640 to 659	527	85,989,921	13.84	163,169	91.53
660 to 679	375	67,863,315	10.92	180,969	90.88
680 to 699	279	51,904,363	8.35	186,037	91.31
700 to 719	185	35,553,409	5.72	192,181	91.02
720 to 739	119	21,663,088	3.49	182,043	90.21
740 to 759	76	15,744,054	2.53	207,159	90.33
760 or greater	74	13,711,841	2.21	185,295	90.71
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**92.72 %**

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,151	$89,407,599	14.39 %	$77,678	624	94.73 %
100,001 to 200,000	1,958	278,265,545	44.77	142,117	634	94.44
200,001 to 300,000	551	134,210,868	21.59	243,577	651	92.78
300,001 to 400,000	208	71,760,313	11.55	345,002	655	88.69
400,001 to 500,000	59	26,498,673	4.26	449,130	676	86.41
500,001 to 600,000	16	8,764,970	1.41	547,811	674	83.79
600,001 to 700,000	8	5,249,057	0.84	656,132	660	84.21
700,001 to 800,000	5	3,687,650	0.59	737,530	671	88.02
800,001 to 900,000	2	1,760,000	0.28	880,000	636	77.44
900,001 to 1,000,000	2	1,900,882	0.31	950,441	732	71.24
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Mortgage Rates of the Group II Loans

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.000 to 3.499	1	$200,000	0.03 %	$200,000	724	66.00 %
3.500 to 3.999	1	905,000	0.15	905,000	745	66.00
4.000 to 4.499	3	1,197,800	0.19	399,267	663	85.17
4.500 to 4.999	13	4,290,938	0.69	330,072	701	77.30
5.000 to 5.499	75	18,605,417	2.99	248,072	699	82.13
5.500 to 5.999	149	34,824,066	5.60	233,719	682	85.55
6.000 to 6.499	283	58,746,578	9.45	207,585	682	88.60
6.500 to 6.999	440	82,240,769	13.23	186,911	669	90.14
7.000 to 7.499	486	86,015,763	13.84	176,987	651	93.00
7.500 to 7.999	903	139,093,492	22.38	154,035	633	94.59
8.000 to 8.499	616	79,611,083	12.81	129,239	616	95.99
8.500 to 8.999	560	68,694,329	11.05	122,668	604	96.48
9.000 to 9.499	254	28,401,043	4.57	111,815	587	96.73
9.500 to 9.999	151	16,295,251	2.62	107,916	588	97.60
10.000 to 10.499	18	1,736,454	0.28	96,470	582	97.83
10.500 to 10.999	7	647,571	0.10	92,510	574	95.37
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Net Mortgage Rates of the Group II Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.000 to 3.499	2	$1,105,000	0.18 %	$552,500	741	66.00 %
4.000 to 4.499	11	4,647,682	0.75	422,517	692	78.99
4.500 to 4.999	57	14,572,986	2.34	255,666	691	81.06
5.000 to 5.499	135	30,093,072	4.84	222,912	689	85.64
5.500 to 5.999	284	58,857,077	9.47	207,243	683	88.66
6.000 to 6.499	458	86,920,845	13.99	189,784	668	89.08
6.500 to 6.999	518	92,828,689	14.94	179,206	650	93.01
7.000 to 7.499	889	136,570,221	21.97	153,622	633	94.77
7.500 to 7.999	691	88,982,728	14.32	128,774	617	96.01
8.000 to 8.499	519	63,116,500	10.16	121,612	601	96.53
8.500 to 8.999	260	29,195,389	4.70	112,290	592	96.96
9.000 to 9.499	113	12,437,456	2.00	110,066	587	97.50
9.500 to 9.999	19	1,852,564	0.30	97,503	585	97.27
10.000 to 10.499	4	325,348	0.05	81,337	581	95.82
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Original Loan-to-Value Ratios of the Group II Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	7	$639,719	0.10 %	$91,388	669
50.01 to 55.00	3	557,783	0.09	185,928	649
55.01 to 60.00	7	1,550,392	0.25	221,485	618
60.01 to 65.00	12	2,374,979	0.38	197,915	640
65.01 to 70.00	28	6,692,169	1.08	239,006	707
70.01 to 75.00	55	14,763,955	2.38	268,436	672
75.01 to 80.00	373	76,391,664	12.29	204,803	663
80.01 to 85.00	122	20,925,138	3.37	171,518	631
85.01 to 90.00	555	98,547,349	15.86	177,563	641
90.01 to 95.00	1,171	165,538,642	26.64	141,365	623
95.01 to 100.00	1,601	229,324,303	36.90	143,238	643
100.01 to 105.00	22	3,675,803	0.59	167,082	701
105.01 to 110.00	4	523,662	0.08	130,915	712
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**

Geographical Distribution of Mortgaged Properties of the Group II Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	79	$9,054,617	1.46 %	$114,615	612	96.38 %
Alaska	4	831,801	0.13	207,950	610	98.99
Arizona	125	19,480,644	3.13	155,845	639	93.14
Arkansas	31	2,949,557	0.47	95,147	611	97.93
California	140	42,070,532	6.77	300,504	664	85.24
Colorado	59	12,418,336	2.00	210,480	655	93.26
Connecticut	34	6,721,026	1.08	197,677	653	91.40
Delaware	21	3,339,264	0.54	159,013	645	94.79
District of Columbia	10	2,370,349	0.38	237,035	636	87.41
Florida	456	74,397,115	11.97	163,152	659	91.22
Georgia	197	28,377,180	4.57	144,047	632	95.03
Idaho	25	3,743,160	0.60	149,726	645	93.34
Illinois	230	36,605,123	5.89	159,153	647	93.78
Indiana	150	15,226,420	2.45	101,509	622	96.55
Iowa	37	3,561,401	0.57	96,254	629	97.65
Kansas	30	3,769,781	0.61	125,659	632	95.28
Kentucky	42	4,568,563	0.74	108,775	618	96.28
Louisiana	80	9,500,194	1.53	118,752	614	93.63
Maine	6	1,035,144	0.17	172,524	672	84.97
Maryland	102	25,787,483	4.15	252,818	652	89.13
Massachusetts	49	12,421,415	2.00	253,498	664	87.94
Michigan	209	28,774,826	4.63	137,679	641	94.93
Minnesota	91	17,447,811	2.81	191,734	641	92.36
Mississippi	44	5,245,245	0.84	119,210	624	96.62
Missouri	133	17,179,132	2.76	129,166	622	94.56
Montana	5	727,554	0.12	145,511	670	99.56
Nebraska	19	2,246,713	0.36	118,248	620	97.12
Nevada	36	7,750,521	1.25	215,292	645	88.83
New Hampshire	15	2,893,133	0.47	192,876	644	93.76
New Jersey	44	8,503,192	1.37	193,254	644	88.12
New Mexico	19	2,828,538	0.46	148,870	635	96.29
New York	50	13,948,999	2.24	278,980	669	89.47
North Carolina	116	16,064,937	2.58	138,491	629	91.91
North Dakota	2	318,250	0.05	159,125	624	95.00
Ohio	186	21,761,017	3.50	116,995	625	96.21
Oklahoma	28	2,907,796	0.47	103,850	617	96.64
Oregon	21	3,737,877	0.60	177,994	633	91.60
Pennsylvania	76	10,584,754	1.70	139,273	642	95.47
Rhode Island	11	2,518,048	0.41	228,913	674	93.99
South Carolina	57	7,400,331	1.19	129,830	627	95.65
South Dakota	4	417,420	0.07	104,355	626	96.80
Tennessee	146	16,712,389	2.69	114,468	619	95.09
Texas	271	33,397,424	5.37	123,238	621	95.21
Utah	45	6,943,433	1.12	154,299	629	94.23
Vermont	4	836,830	0.13	209,207	643	80.69
Virginia	166	36,543,269	5.88	220,140	655	92.46
Washington	71	13,020,253	2.09	183,384	635	92.76
West Virginia	11	1,309,151	0.21	119,014	638	89.75

Wisconsin	167	20,607,395	3.32	123,398	623	95.33
Wyoming	6	650,214	0.10	108,369	640	97.72
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	2,721	$413,230,901	66.49 %	$151,867	643	94.24 %
Equity Refinance	1,083	181,790,647	29.25	167,858	635	89.75
Rate/Term Refinance	156	26,484,007	4.26	169,769	654	89.47
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	3,586	$565,802,489	91.04 %	$157,781	637	93.49 %
Non Owner-occupied	295	41,356,981	6.65	140,193	685	83.53
Second/Vacation	79	14,346,085	2.31	181,596	677	89.01
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	3,028	$449,052,650	72.25 %	$148,300	635	93.35 %
Planned Unit Developments (detached)	403	80,846,728	13.01	200,612	650	92.15
Condo Low-Rise (less than 5 stories)	235	38,431,232	6.18	163,537	665	90.42
Two- to four-family units	122	23,659,464	3.81	193,930	677	87.99
Planned Unit Developments (attached)	126	21,190,940	3.41	168,182	649	91.24
Townhouse	24	4,273,246	0.69	178,052	640	93.43
Condo Mid-Rise (5 to 8 stories)	10	1,976,900	0.32	197,690	700	92.37
Condo High-Rise (9 stories or more)	9	1,809,590	0.29	201,066	657	90.72
Manufactured Home	3	264,804	0.04	88,268	660	79.96
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Current Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	2,412	$334,548,504	53.83 %	$138,702	625	95.72 %
Reduced Documentation	1,548	286,957,051	46.17	185,373	661	89.23
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Prepayment Penalty Terms of the Group II Loans

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	1,276	$213,355,952	34.33 %	$167,207	648	90.42 %
12 Months	210	41,648,133	6.70	198,324	662	92.26
24 Months	1,753	254,992,672	41.03	145,461	628	94.75
36 Months	695	107,876,945	17.36	155,219	651	92.76
60 Months	10	1,310,875	0.21	131,088	697	84.94
Other(1)	16	2,320,979	0.37	145,061	635	92.21
Total	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

(1) Not None, 12, 24, 36 or 60 months and not more than 60 months.

Index Types of the Group II Loans

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Libor - 6 Month	3,792	$583,856,669	93.94 %	$153,971	638	93.21 %
Libor - 1 Year	144	33,640,940	5.41	233,618	698	84.82
Treasury - 1 Year	24	4,007,946	0.64	166,998	700	87.48
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Maximum Mortgage Rates of the Group II Loans

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
9.000 to 9.999	5	$2,596,001	0.42 %	$519,200	729	70.87 %
10.000 to 10.999	47	11,485,254	1.85	244,367	685	79.46
11.000 to 11.999	267	60,173,178	9.68	225,368	689	84.00
12.000 to 12.999	551	111,077,374	17.87	201,592	674	90.02
13.000 to 13.999	1,267	204,594,731	32.92	161,480	641	94.08
14.000 to 14.999	1,202	160,835,686	25.88	133,807	616	95.58
15.000 to 15.999	545	63,262,266	10.18	116,078	598	96.84
16.000 to 16.999	73	7,026,427	1.13	96,252	589	97.44
17.000 to 17.999	2	193,000	0.03	96,500	599	100.00
23.000 to 23.999	1	261,637	0.04	261,637	585	95.00
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Next Interest Rate Adjustment Date of the Group II Loans

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
March 2005	4	$903,405	0.15 %	$225,851	736	84.57 %
April 2005	4	1,815,900	0.29	453,975	688	85.45
May 2005	16	4,494,796	0.72	280,925	673	88.68
June 2005	2	664,910	0.11	332,455	647	80.00
July 2005	1	170,031	0.03	170,031	601	57.00
September 2005	2	625,325	0.10	312,662	630	85.54
November 2005	9	2,903,784	0.47	322,643	693	75.49
December 2005	1	168,747	0.03	168,747	635	95.00
January 2006	1	104,293	0.02	104,293	594	100.00
March 2006	3	429,146	0.07	143,049	664	92.86
April 2006	5	850,351	0.14	170,070	580	84.55
May 2006	4	827,133	0.13	206,783	640	88.68
June 2006	8	1,060,208	0.17	132,526	609	88.23
July 2006	21	3,495,394	0.56	166,447	645	93.39
August 2006	53	8,226,138	1.32	155,210	633	93.25
September 2006	192	26,279,366	4.23	136,872	627	93.66
October 2006	747	115,902,330	18.65	155,157	628	93.32
November 2006	1,536	221,655,191	35.66	144,307	632	95.56
December 2006	339	47,465,834	7.64	140,017	625	94.37
February 2007	2	264,447	0.04	132,223	665	85.00
April 2007	2	200,804	0.03	100,402	638	95.65
June 2007	3	500,842	0.08	166,947	631	85.21
July 2007	1	104,021	0.02	104,021	601	85.00
August 2007	19	2,846,086	0.46	149,794	638	92.92
September 2007	65	11,779,835	1.90	181,228	646	89.69
October 2007	189	31,239,724	5.03	165,290	662	92.40
November 2007	278	48,525,042	7.81	174,551	650	89.18
December 2007	97	13,910,716	2.24	143,409	642	89.96
May 2009	2	1,375,228	0.22	687,614	704	79.86
June 2009	3	627,042	0.10	209,014	658	80.00
July 2009	3	776,713	0.12	258,904	705	83.43
August 2009	2	447,568	0.07	223,784	685	79.12
September 2009	26	5,910,973	0.95	227,345	692	83.00
October 2009	73	14,592,649	2.35	199,899	687	83.28
November 2009	229	45,854,678	7.38	200,239	683	89.76
December 2009	9	2,406,720	0.39	267,413	716	80.33
August 2011	1	357,680	0.06	357,680	739	73.00
November 2011	6	1,160,505	0.19	193,418	737	85.97
December 2011	2	582,000	0.09	291,000	685	76.48
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Note Margin of the Group II Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 to 2.499	180	$44,034,712	7.09 %	$244,637	695	79.95 %
2.500 to 2.999	150	29,448,605	4.74	196,324	682	85.55
3.000 to 3.499	48	9,257,718	1.49	192,869	713	92.82
3.500 to 3.999	214	46,135,147	7.42	215,585	686	90.09
4.000 to 4.499	34	6,932,886	1.12	203,908	684	90.91
4.500 to 4.999	18	3,497,770	0.56	194,321	664	91.12
5.000 to 5.499	134	21,737,720	3.50	162,222	689	96.65
5.500 to 5.999	78	13,989,191	2.25	179,349	659	87.40
6.000 to 6.499	168	34,624,874	5.57	206,100	658	93.55
6.500 to 6.999	422	72,426,893	11.65	171,628	644	92.08
7.000 to 7.499	538	82,943,390	13.35	154,170	638	93.90
7.500 to 7.999	783	109,117,380	17.56	139,358	621	95.43
8.000 to 8.499	534	69,386,419	11.16	129,937	606	95.75
8.500 to 8.999	360	43,642,567	7.02	121,229	593	96.20
9.000 to 9.499	191	22,197,971	3.57	116,220	595	97.77
9.500 to 9.999	89	10,373,696	1.67	116,558	584	96.87
10.000 to 10.499	13	1,269,068	0.20	97,621	587	98.42
10.500 to 10.999	6	489,548	0.08	81,591	579	95.97
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Martinez, Christopher (Structured Finance)

From: Fox, Karen
Sent: Wednesday, December 15, 2004 2:41 PM
To: Structured Finance Team
Subject: 2004 Spot Bonus Payouts

I'm pleased to announce the Structured Finance and Investor Relations Teams were able to recognize the following individuals this year with a Spot Bonus:

Howard Levine - Master Servicing Bond Administrator
Annette Kunzman - Corporate Accounts Payable
Dianne Hanson - Client First Specialist
Alessandro Vedrossi - Mexico
Jodi McNamara - Credit Risk Associate
Sharon Mohs - Senior Business Advisor
Aimee Pafume - Loan Accounting Supervisor/HFN Dallas
Bob Horn - Master Servicing/Servicer Management
Peter Jagaraj - Data Warehouse Analyst
Keith Grittner - Data Warehouse Analyst
Susan Lovell - Operations Associate/Legal File Management
Ann Friedline - Underwriter/SDG
Kim Tieben - Sr. Compliance Auditor
Emily Smith - Operations Associate/SDG
Jim Johnson - Systems Analyst
Jerry Olafson - Business Technologist/IT Structured Finance
Rima Parikh - Architect/Structured Finance Systems Development
Mike Beasley - Operations Associate/Exception Fullfillment
Paul Robinette - Operations Supervisor/Legal File Management
John Hagebock - Operations Supervisor/Exception Fullfillment
Denise Ware - Operations Associate/Legal File Management
Scott Revier - Operations Associate/Legal File Management
Ryan Parks - Operations Associate/Legal File Management

Thanks for the nominations!

Karen

RAMP Series 2004-RS12 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-RS12

$[975,000,000] (Approximate)

Subject to Revision

December 14, 2004 – Computational Materials

The analysis in this report is based on collateral information provided by Residential Funding Corporation (the "Seller"). The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous such information delivered to you and will be superseded by any such information subsequently delivered and ultimately by the final prospectus and prospectus supplement relating to the securities and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion or amendment from time to time without notice, and JPMorgan is under no obligation to keep you advised of such changes. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities described herein. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final prospectus and prospectus supplement relating to the securities. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

THIS INFORMATION IS FURNISHED TO YOU BY JPMORGAN AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

JPMORGAN

New Issue Computational Materials

$[975,000,000] (Approximate)

RAMP Series 2004-RS12 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-RS12

December 14, 2004

Expected Timing:	Pricing Date:	On or about December [16], 2004
	Settlement Date:	On or about December [29], 2004
	First Payment Date:	January 25, 2005
Structure:	Group I (Fixed):	$[275.0] million senior/subordinate structure
	Group II (ARMs):	$[700.0] million senior/subordinate structure
	Rating Agencies:	Moody's and Standard & Poor's

RAMP Series 2004-RS12 Trust Structure Summary

December 14, 2004
$[975,000,000] (Approximate - Subject to Revision)
Characteristics of the Certificates (1), (2), (3)

Class	Amount ($)	Ratings (S&P /Moody's)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	WAL (yrs.) to Call	Pmt. Window (mos.) to Call / # of mos.	Exp. Maturity to Call	Final Scheduled Maturity
A-I-1	$97,080,000	AAA / Aaa	Sr Fltr (4)	0	Actual/360	1.00	1 – 24 / 24	December 2006	April 2024
A-I-2	$28,460,000	AAA / Aaa	Sr Fxd (5)	24	30/360	2.30	24 – 32 / 9	August 2007	February 2027
A-I-3	$22,780,000	AAA / Aaa	Sr Fxd (5)	24	30/360	3.00	32 – 41 / 10	May 2008	March 2029
A-I-4	$44,600,000	AAA / Aaa	Sr Fxd (5)	24	30/360	5.00	41 – 97 / 57	January 2013	February 2033
A-I-5	$24,330,000	AAA / Aaa	Sr Fxd (6,7)	24	30/360	9.60	97 – 118 / 22	October 2014	December 2034
A-I-6	$24,200,000	AAA / Aaa	Sr Fxd – NAS (5)	24	30/360	6.75	37 – 118 / 82	October 2014	December 2034
M-I-1	$17,325,000	AA / Aa2	Mez Fxd (6,7)	24	30/360	6.53	39 – 118 / 80	October 2014	December 2034
M-I-2	$9,350,000	A / A2	Mez Fxd (6,7)	24	30/360	6.53	39 – 118 / 80	October 2014	December 2034
M-I-3	$4,125,000	BBB / Baa1	Mez Fxd (6,7)	24	30/360	6.53	39 – 118 / 80	October 2014	December 2034
M-I-4	$2,750,000	BBB- / Baa3	Mez Fxd (6,7)	24	30/360	6.53	39 – 118 / 80	October 2014	December 2034
Total Group I	**$275,000,000**								
A-II-1	$328,670,000	AAA / Aaa	Sr Fltr (8)	0	Actual/360	1.00	1 - 22 / 22	October 2006	May 2027
A-II-2	$175,080,000	AAA / Aaa	Sr Fltr (8)	0	Actual/360	2.28	22 – 36 / 15	December 2007	December 2034
A-II-3	$16,000,000	AAA / Aaa	Sr Fltr (6,8)	0	Actual/360	4.55	36 – 67 / 32	July 2010	December 2034
M-II-1	$79,100,000	AA / Aa1	Mez Fltr (6,8)	0	Actual/360	5.10	48 – 67 / 20	July 2010	December 2034
M-II-2	$46,550,000	A / Aa3	Mez Fltr (6,8)	0	Actual/360	4.31	42 – 67 / 26	July 2010	December 2034
M-II-3	$11,200,000	A- / A1	Mez Fltr (6,8)	0	Actual/360	4.16	41 – 67 / 27	July 2010	December 2034
M-II-4	$15,400,000	BBB+ / A2	Mez Fltr (6,8)	0	Actual/360	4.12	40 – 67 / 28	July 2010	December 2034
M-II-5	$14,000,000	BBB / A3	Mez Fltr (6,8)	0	Actual/360	4.07	39 – 67 / 29	July 2010	December 2034
M-II-6	$7,000,000	BBB- / Baa1	Mez Fltr (6,8)	0	Actual/360	4.05	38 – 67 / 30	July 2010	December 2034
M-II-7	$7,000,000	NR / Baa2	Mez Fltr (6,8)	0	Actual/360	4.03	38 – 67 / 30	July 2010	December 2034
Total Group II	**$700,000,000**								
Grand Total	**$975,000,000**								

Notes:

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:
Group I Loans: 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).
Group II Loans: 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call of the related Loan Group and (ii) the maturity of the related Loan Group.

(4) The pass-through rate on the Class A-I-1 Certificates will be equal to the lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.

(5) The pass-through rate on the Class A-I-2, Class A-I-3, Class A-I-4 and Class A-I-6 Certificates will be equal to the related fixed rate per annum.

(6) If the 10% optional call for the Group I Loans is not exercised, the coupon on the Class A-I-5 Certificates and the Class M-I-1 through Class M-I-4 Certificates will increase by 0.50% per annum beginning on the second Distribution Date after the first possible related optional call date. Likewise, if the 10% optional call for the Group II Loans is not exercised, the margin on the Class A-II-3 Certificates will double, and the margin on the Class M-II Certificates will each increase by a 1.5x multiple, in each case beginning on the second Distribution Date after the first possible related optional call date.

(7) The pass-through rates on the Class A-I-5, and Class M-I Certificates will be equal to the related fixed rate per annum, subject to the Group I Net WAC Cap Rate.

(8) The pass-through rate on the Class A-II and Class M-II Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap Rate and (iii) 14.00% per annum.

JPMorgan

Issuer:	RAMP Series 2004-RS12 Trust.
Certificates:	The Class A-I-1 through Class A-I-6 Certificates (collectively, the "Class A-I Certificates") and the Class M-I-1 through Class M-I-4 Certificates (collectively, the "Class M-I Certificates"), are backed by first lien, fixed-rate mortgage loans (the "Group I Loans"). The Class A-II-1 through Class A-II-3 Certificates (collectively the Class "A-II Certificates") and the Class M-II-1 through Class M-II-7 Certificates (collectively, the "Class M-II Certificates") are backed by first lien, adjustable-rate mortgage loans (the "Group II Loans"). The Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates." The Class M-I Certificates and Class M-II Certificates are referred to together as the "Class M Certificates."
Lead Manager:	J.P. Morgan Securities Inc. and Residential Funding Securities Corporation.
Co-Managers:	Greenwich Capital Markets, Inc. and Bear, Stearns & Co. Inc.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	JPMorgan Chase Bank, National Association.
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 85.75% of the Group I Loans and 99.77% of the Group II Loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Cut-off Date:	December 1, 2004 after deducting payments due during the month of December 2004.
Settlement Date:	On or about December 29, 2004.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on January 25, 2005.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A, Class M-I-1 and Class M-II-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; For the Class M-I-2, Class M-I-3, Class M-I-4, Class M-II-2, Class M-II-3, Class M-II-4, Class M-II-5, Class M-II-6 and Class M-II-7 Certificates: $250,000 and integral multiples of $1 in excess thereof.
ERISA Considerations:	It is expected that, as of the Settlement Date, the Class A Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. The Class M Certificates are not expected to be eligible for purchase by such plans as of the Settlement Date. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Certificates.

Legal Investments:	The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Tax Status:	One or more REMIC elections.
Collateral Description:	Two loan groups: • Group I (fixed) and Group II (adjustable). Group I Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $275,000,000 as of the Cut-off Date. • Group II Loans will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $700,000,000 as of the Cut-off Date.
Prepayment Assumptions:	Two loan groups: • Group I – 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter). • Group II – 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR.).
Optional Calls:	If the aggregate principal balance of either the Group I Loans or Group II Loans falls below 10% of the original principal balance of the respective group (the "Optional Call Date"), Residential Funding or its designee may terminate the trust with respect to that loan group. The optional calls are independent of each other. The exercise of the optional calls may be subject to limitations as described in the prospectus supplement.

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. Through the NCA program, Residential Funding seeks to acquire recently originated mortgage loan products with the characteristics described in the attached collateral tables. The mortgage loans may include a combination of layered risk factors including, but not limited to, credit score, reduced loan documentation, debt-to-income ratio, and loan to value ratio.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A" quality, non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A" quality borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A"quality mortgage loans with LTVs up to 107% and for which the related borrowers may have limited cash, may not want to take cash out of their investments, or may want to finance the full value of the home plus closing costs, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or whose total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A" quality credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "AlterNet" program guidelines allow.

Credit Enhancement:

A. Subordination.

Except as described below, with respect to each loan group, if the related Class M Certificates remain outstanding, losses on the related mortgage loans which are not covered by excess cash flow or overcollateralization will be allocated to the class of related Class M Certificates with the lowest payment priority, and the other related classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the related Class M Certificates are outstanding, all such losses will be allocated to the related Class A Certificates as described in the prospectus supplement.

Initial Subordination:

Class	Group I[(1)]	Class	Group II[(1)]
Class A	14.75%	Class A	29.50%
Class M-I-1	8.45%	Class M-II-1	18.20%
Class M-I-2	5.05%	Class M-II-2	11.55%
Class M-I-3	3.55%	Class M-II-3	9.95%
Class M-I-4	2.55%	Class M-II-4	7.75%
		Class M-II-5	5.75%
		Class M-II-6	4.75%
		Class M-II-7	3.75%

(1) Includes the target overcollateralization requirement as described herein.

C. Overcollateralization ("OC").

	Group I	Group II
Initial (% Orig.)	0.00%	0.00%
OC Target (% Orig.)	2.55%	3.75%
Stepdown OC Target (% Current)[(1)]	5.10%	7.50%
OC Floor (% Orig.)	0.50%	0.50%
OC Holiday	None	None

(1) Subject to certain trigger events as specified herein.

D. Cross-collateralization.

The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of OC in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

E. Excess Spread.

Group I: Initially equal to approximately [300] bps per annum.
Group II: Initially equal to approximately [447] bps per annum.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount from each loan group generally as follows:

(1) Distribution of accrued and unpaid interest to the related certificates;

(2) Distribution of principal to the related certificates, in the priority described herein;

(3) Distribution of principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the mortgage loans, to cover realized losses;

(4) Distribution of additional principal, only to the extent the certificate principal balance of the non-related certificates exceeds the stated principal balance of the non-related mortgage loans, to the non-related certificates from the excess interest on the related mortgage loans;

(5) Distribution of additional principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the related mortgage loans, until the required level of overcollateralization is reached;

(6) Payment to the related certificates and subsequently, to the non-related certificates, in respect of prepayment interest shortfalls;

(7) To the extent provided in the prospectus supplement, payment to certain Group I Certificates in respect of any Group I Net WAC Cap Shortfall Carry-Forward Amount due to the application of the cap on the related pass-through rate, in the priority described in the prospectus supplement, and payment to the Group II Certificates in respect of any Group II Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement;

(8) Payment to the related certificates and subsequently, to the non-related certificates, in respect of current relief act shortfalls;

(9) To pay to the holders of the related Class A Certificates, pro rata, and then to the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(10) To pay to the holders of the non-related Class A Certificates, pro rata, and then to the non-related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

(11) Distribution of any remaining funds to the non-offered certificates.

Interest Accrual Period:

Class A-I-2 through Class A-I-6 and Class M-I Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1, Class A-II and Class M-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

Pass-Through Rates:

Group I Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus [ ]% (the "Class A-I-1 Margin") and (ii) the Group I Net WAC Cap Rate.
- On each Distribution Date, for the Class A-I-2, Class A-I-3, Class A-I-4 and Class A-I-6 Certificates, interest will accrue at a fixed rate equal to their respective fixed rate coupon.
- On each Distribution Date, for the Class A-I-5 and Class M-I Certificates, interest will accrue at a rate equal to the lesser of (a) their respective fixed rate coupons and (b) the Group I Net WAC Cap Rate.
- The fixed rate coupon on the Class A-I-5 Certificates and the Class M-I Certificates will increase by 0.50% per annum for any Distribution Date beginning on the second Distribution Date after the first possible related Optional Call Date.

Group II Pass-Through Rates:

- The Class A-II-1 Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus [ ]% (the "Class A-II-1 Margin"), (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-2 Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus [ ]% (the "Class A-II-2 Margin"), (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-3 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II-3 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-II-3 Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class M-II Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus the related Class M-II Margin, and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the related Class M-II Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.

Group I Net WAC Cap Rate:

For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, and, in the case of the Class A-I-1 Certificates, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group I Certificates is limited to the Group I Net WAC Cap Rate, the resulting shortfall (the "Group I Net WAC Cap Shortfall") will carry forward with interest thereon (the "Group I Net WAC Cap Shortfall Carry-Forward Amount").

Group II Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group II Certificates is limited to the Group II Net WAC Cap Rate, the resulting shortfall (the "Group II Basis Risk Shortfall") will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Group II Basis Risk Shortfall Carry-Forward Amount"). The payments from the Yield Maintenance Agreement will be available to cover any shortfalls on the Class M-II Certificates resulting from the application of the Group II Net WAC Cap Rate.

Weighted Average Monthly Fees: Master servicing fee and subservicing fee of approximately:
[0.34%] per annum for Group I
[0.45%] per annum for Group II

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee and (b) the sub-servicing fee.

Eligible Master Servicing Compensation: For either loan group and any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to any Distribution Date and either loan group, the excess, if any, of the aggregate stated principal balance of the mortgage loans in the related loan group before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the related Class A Certificates and related Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Group I Required Overcollateralization Amount: With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, 2.55% of the aggregate stated principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) 5.10% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group I.

Trigger Event: A Trigger Event is in effect with respect to either loan group on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [48]% of the Group I Senior Enhancement Percentage or [29]% of the Group II Senior Enhancement Percentage, respectively, or (ii) cumulative realized losses on the related mortgage loans as a percentage of the initial aggregate principal balance of the related mortgage loans as of the Cut-off Date exceed the following amounts:

	Group I Loans	Group II Loans
Months 37-48	[1.50]% in the first month plus an additional 1/12th of [1.00]% for every month thereafter	[3.50]% in the first month plus an additional 1/12th of [2.25]% for every month thereafter
Months 49-60	[2.25]% in the first month plus an additional 1/12th of [0.75]% for every month thereafter	[5.50]% in the first month plus an additional 1/12th of [1.75]% for every month thereafter
Months 61-72	[3.00]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter	[7.00]% in the first month plus an additional 1/12th of [0.50]% for every month thereafter
Months 73 and thereafter	[3.75]%	[7.75]%

Sixty-Plus Delinquency Percentage: With respect to any Distribution Date and each loan group, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans of the related loan group that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans of the related loan group immediately preceding that Distribution Date.

Group I Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-I-1, Class M-I-2, Class M-I-3 and Class M-I-4 Certificates and (ii) the related Overcollateralization Amount, in each case prior to the distribution of the Group I Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date.

Overcollateralization Floor: As to either loan group, an amount equal to 0.50% of the aggregate stated principal balance of the related mortgage loans as of the Cut-off Date.

Overcollateralization Increase Amount: With respect to any Distribution Date and either loan group, an amount equal to the lesser of (i) available excess cash flow from the related and non-related mortgage loans available for payment of the Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the related Required Overcollateralization Amount for that Distribution Date over (y) the related Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date and each loan group for which the related Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the related Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the related mortgage loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the related Overcollateralization Amount over the related Required Overcollateralization Amount.

Group I Principal Distribution Amount: As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-I and Class M-I Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group I Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-I Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the Group I Principal Distribution Amount for that Distribution Date or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group I Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Priority of Class A-I Principal Distributions: The Class A-I Principal Distribution Amount will be distributed to the Class A-I-1 through the Class A-I-6 Certificates as follows: first to the Class A-I-6 Certificates in an amount equal to the Class A-I-6 Lockout Distribution Amount for that distribution date, and then the remaining amounts will be paid to the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5 and Class A-I-6 Certificates, in that order, in each case until paid in full.

Class A-I-6 Lockout Distribution Amount:

For any Distribution Date, the product of (x) the Class A-I-6 Lockout Percentage (as set forth in the underlying table) for that Distribution Date and (y) the Class A-I-6 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-I-6 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date or the certificate principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date.

Class A-I-6 Pro Rata Distribution Amount:

For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-I-6 Lockout Percentage:

Distribution Dates	Lockout Percentage
January 2005 through and including December 2007	0%
January 2008 through and including December 2009	45%
January 2010 through and including December 2010	80%
January 2011 through and including December 2011	100%
January 2012 and thereafter	300%

Class M-I-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates and Class M-I-1 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount and Class M-I-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Group I Subordination Percentage:

As to any class of Class A-I or Class M-I Certificates, the respective percentage set forth below:

Class	Percentage
A-I	70.50%
M-I-1	83.10%
M-I-2	89.90%
M-I-3	92.90%
M-I-4	94.90%

Group I Stepdown Date:

The Distribution Date which is the later to occur of (x) the Distribution Date in January 2008 and (y) the first distribution date on which the Group I Senior Enhancement Percentage is equal to or greater than 29.50%.

Group II Required Overcollateralization Amount:

With respect to any Distribution Date and the Group II Loans, (a) if such Distribution Date is prior to the Group II Stepdown Date, 3.75% of the aggregate stated principal balance of the Group II Loans as of the Cut-off Date, or (b) if such Distribution Date is on or after the Group II Stepdown Date, the greater of (i) 7.50% of the current aggregate stated principal balance of the Group II Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group II.

Group II Senior Enhancement Percentage:

For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-II-1, Class M-II-2, Class M-II-3, Class M-II-4, Class M-II-5, Class M-II-6 and Class M-II-7 Certificates and (ii) the Group II Overcollateralization Amount, in each case prior to the distribution of the Group II Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date.

Group II Principal Distribution Amount:

As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-II and Class M-II Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group II Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-II Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the Group II Principal Distribution Amount for that Distribution Date or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group II Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-II Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Priority of Class A-II Princial Distributions:

The Class A-II Principal Distribution Amount will be distributed sequentially, to the Class A-II-1, Class A-II-2 and Class A-II-3 Certificates, in that order, in each case until paid in full.

Class M-II-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II Certificates and Class M-II-1 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount and Class M-II-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1 and Class M-II-2 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2 and Class M-II-3 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-5 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2, Class M-II-3 Certificates and Class M-II-4 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-6 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount and Class M-II-5 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount and Class M-II-5 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount and Class M-II-5 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-6 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-7 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount, Class M-II-5 Principal Distribution Amount and Class M-II-6 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount, Class M-II-5 Principal Distribution Amount and Class M-II-6 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2, Class M-II-3, Class M-II-4, Class M-II-5 and Class M-II-6 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount, Class M-II-5 Principal Distribution Amount and Class M-II-6 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-7 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Group II Subordination Percentage:

As to any class of Class A-II or Class M-II Certificates, the respective percentage set forth below:

Class	Percentage[1]
A-II	41.00%
M-II-1	63.60%
M-II-2	76.90%
M-II-3	80.10%
M-II-4	84.50%
M-II-5	88.50%
M-II-6	90.50%
M-II-7	92.50%

(1) Includes the target overcollateralization requirement as described herein.

Group II Stepdown Date:

The Distribution Date which is the later to occur of (x) the Distribution Date in January 2008 and (y) the first Distribution date on which the Group II Senior Enhancement Percentage is equal to or greater than 59.00%.

Subsequent Recoveries:

Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Yield Maintenance Agreement: On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [ ] (the "Counterparty") for the benefit of the Class M-II Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) an amount equal the lesser of (a) the notional amount set forth below and (b) the outstanding certificate principal balance of the Class M-II Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate beginning with the Distribution Date in January 2005. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in November 2006.

Yield Maintenance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling Rate (%)
25-Jan-05	180,250,000	N/A	N/A
25-Feb-05	180,250,000	5.61	7.83
25-Mar-05	180,250,000	6.34	7.83
25-Apr-05	180,250,000	5.61	7.83
25-May-05	180,250,000	5.84	7.83
25-Jun-05	180,250,000	5.65	7.83
25-Jul-05	180,250,000	5.88	7.83
25-Aug-05	180,250,000	5.65	7.83
25-Sep-05	180,250,000	5.65	7.83
25-Oct-05	180,250,000	5.88	7.83
25-Nov-05	180,250,000	5.65	7.83
25-Dec-05	180,250,000	5.93	7.83
25-Jan-06	180,250,000	5.70	7.83
25-Feb-06	180,250,000	5.70	7.83
25-Mar-06	180,250,000	6.44	7.83
25-Apr-06	180,250,000	5.70	7.83
25-May-06	180,250,000	5.93	7.83
25-Jun-06	180,250,000	5.70	7.83
25-Jul-06	180,250,000	5.93	7.83
25-Aug-06	180,250,000	5.70	7.83
25-Sep-06	180,250,000	5.70	7.83
25-Oct-06	180,250,000	5.93	7.83
25-Nov-06	180,250,000	7.65	7.83

Loan Group I Net WAC Cap

(Current Index Values; 100% PPC; Actual/360)

Month	(%)
1	7.68
2	6.69
3	7.41
4	6.69
5	6.92
6	6.69
7	6.92
8	6.69
9	6.69
10	6.92
11	6.69
12	6.92
13	6.69
14	6.69
15	7.41
16	6.69
17	6.92
18	6.69
19	6.92
20	6.69
21	6.69
22	6.92
23	6.69
24	6.92

Loan Group II Class A-II Certificates Net WAC Cap

Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)	Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)
1	25-Jan-05	7.79	7.79	35	25-Nov-07	8.48	10.79
2	25-Feb-05	6.79	6.79	36	25-Dec-07	8.76	11.17
3	25-Mar-05	7.51	7.51	37	25-Jan-08	8.48	10.81
4	25-Apr-05	6.79	6.79	38	25-Feb-08	8.48	10.81
5	25-May-05	7.01	7.01	39	25-Mar-08	9.06	11.56
6	25-Jun-05	6.79	6.83	40	25-Apr-08	8.48	10.81
7	25-Jul-05	7.02	7.05	41	25-May-08	8.76	12.01
8	25-Aug-05	6.79	6.83	42	25-Jun-08	8.48	11.63
9	25-Sep-05	6.79	6.83	43	25-Jul-08	8.76	12.01
10	25-Oct-05	7.02	7.05	44	25-Aug-08	8.48	11.63
11	25-Nov-05	6.79	6.83	45	25-Sep-08	8.48	11.63
12	25-Dec-05	7.02	7.10	46	25-Oct-08	8.76	12.02
13	25-Jan-06	6.80	6.87	47	25-Nov-08	8.48	11.91
14	25-Feb-06	6.80	6.87	48	25-Dec-08	8.76	12.31
15	25-Mar-06	7.53	7.61	49	25-Jan-09	8.48	11.91
16	25-Apr-06	6.80	6.87	50	25-Feb-09	8.48	11.91
17	25-May-06	7.02	7.10	51	25-Mar-09	9.38	13.19
18	25-Jun-06	6.80	6.87	52	25-Apr-09	8.48	11.91
19	25-Jul-06	7.02	7.10	53	25-May-09	8.76	12.37
20	25-Aug-06	6.80	6.87	54	25-Jun-09	8.48	11.97
21	25-Sep-06	6.80	6.88	55	25-Jul-09	8.76	12.37
22	25-Oct-06	7.02	7.11	56	25-Aug-09	8.48	11.97
23	25-Nov-06	8.22	8.83	57	25-Sep-09	8.48	11.97
24	25-Dec-06	8.50	9.13	58	25-Oct-09	8.75	12.41
25	25-Jan-07	8.22	8.84	59	25-Nov-09	8.46	12.11
26	25-Feb-07	8.22	8.83	60	25-Dec-09	8.68	13.04
27	25-Mar-07	9.11	9.79	61	25-Jan-10	8.40	12.62
28	25-Apr-07	8.23	8.84	62	25-Feb-10	8.40	12.62
29	25-May-07	8.50	9.84	63	25-Mar-10	9.30	13.97
30	25-Jun-07	8.23	9.52	64	25-Apr-10	8.40	12.62
31	25-Jul-07	8.50	9.84	65	25-May-10	8.68	13.04
32	25-Aug-07	8.23	9.52	66	25-Jun-10	8.40	12.66
33	25-Sep-07	8.23	9.53	67	25-Jul-10	8.68	13.08
34	25-Oct-07	8.51	9.85				

(1) Assumes 1-month LIBOR remains constant at 2.39%, 6-month LIBOR remains constant at 2.66%, 1-Year LIBOR remains constant at 2.93% and 1-Year CMT remains constant at 2.59% and run at the prepayment assumption to call.

(2) Assumes 1-month LIBOR, 6-month LIBOR, 1-Year LIBOR and 1-Year CMT instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

Loan Group II Class M-II Certificates Net WAC Cap

Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)	Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)
1	25-Jan-05	7.79	7.79	35	25-Nov-07	8.48	10.79
2	25-Feb-05	6.79	9.00	36	25-Dec-07	8.76	11.17
3	25-Mar-05	7.51	9.00	37	25-Jan-08	8.48	10.81
4	25-Apr-05	6.79	9.00	38	25-Feb-08	8.48	10.81
5	25-May-05	7.01	9.00	39	25-Mar-08	9.06	11.56
6	25-Jun-05	6.79	9.00	40	25-Apr-08	8.48	10.81
7	25-Jul-05	7.02	9.00	41	25-May-08	8.76	12.01
8	25-Aug-05	6.79	9.00	42	25-Jun-08	8.48	11.63
9	25-Sep-05	6.79	9.00	43	25-Jul-08	8.76	12.01
10	25-Oct-05	7.02	9.00	44	25-Aug-08	8.48	11.63
11	25-Nov-05	6.79	9.00	45	25-Sep-08	8.48	11.63
12	25-Dec-05	7.02	9.00	46	25-Oct-08	8.76	12.02
13	25-Jan-06	6.80	9.00	47	25-Nov-08	8.48	11.91
14	25-Feb-06	6.80	9.00	48	25-Dec-08	8.76	12.31
15	25-Mar-06	7.53	9.00	49	25-Jan-09	8.48	11.91
16	25-Apr-06	6.80	9.00	50	25-Feb-09	8.48	11.91
17	25-May-06	7.02	9.00	51	25-Mar-09	9.38	13.19
18	25-Jun-06	6.80	9.00	52	25-Apr-09	8.48	11.91
19	25-Jul-06	7.02	9.00	53	25-May-09	8.76	12.37
20	25-Aug-06	6.80	9.00	54	25-Jun-09	8.48	11.97
21	25-Sep-06	6.80	9.00	55	25-Jul-09	8.76	12.37
22	25-Oct-06	7.02	9.00	56	25-Aug-09	8.48	11.97
23	25-Nov-06	8.22	9.00	57	25-Sep-09	8.48	11.97
24	25-Dec-06	8.50	9.13	58	25-Oct-09	8.75	12.41
25	25-Jan-07	8.22	8.84	59	25-Nov-09	8.46	12.11
26	25-Feb-07	8.22	8.83	60	25-Dec-09	8.68	13.04
27	25-Mar-07	9.11	9.79	61	25-Jan-10	8.40	12.62
28	25-Apr-07	8.23	8.84	62	25-Feb-10	8.40	12.62
29	25-May-07	8.50	9.84	63	25-Mar-10	9.30	13.97
30	25-Jun-07	8.23	9.52	64	25-Apr-10	8.40	12.62
31	25-Jul-07	8.50	9.84	65	25-May-10	8.68	13.04
32	25-Aug-07	8.23	9.52	66	25-Jun-10	8.40	12.66
33	25-Sep-07	8.23	9.53	67	25-Jul-10	8.68	13.08
34	25-Oct-07	8.51	9.85				

(1) Assumes 1-month LIBOR remains constant at 2.39%, 6-month LIBOR remains constant at 2.66%, 1-Year LIBOR remains constant at 2.93% and 1-Year CMT remains constant at 2.59% and run at the prepayment assumption to call.

(2) Assumes 1-month LIBOR, 6-month LIBOR, 1-Year LIBOR and 1-Year CMT instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

Group I Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-1						
Avg. Life (yrs)	10.13	1.73	1.25	1.00	0.84	0.74
Principal Window	1 - 223	1 - 44	1 - 31	1 - 24	1 - 19	1 - 16
Principal Window Months	223	44	31	24	19	16
Class A-I-2						
Avg. Life (yrs)	20.14	4.40	3.00	2.30	1.87	1.58
Principal Window	223 - 260	44 - 62	31 - 42	24 - 32	19 - 26	16 - 22
Principal Window Months	38	19	12	9	8	7
Class A-I-3						
Avg. Life (yrs)	23.01	6.03	4.03	3.00	2.41	2.02
Principal Window	260 - 291	62 - 86	42 - 56	32 - 41	26 - 32	22 - 27
Principal Window Months	32	25	15	10	7	6
Class A-I-4						
Avg. Life (yrs)	26.31	11.40	7.32	5.00	3.76	2.90
Principal Window	291 - 338	86 - 194	56 - 138	41 - 97	32 - 64	27 - 50
Principal Window Months	48	109	83	57	33	24
Class A-I-5						
Avg. Life (yrs)	28.46	17.57	12.74	9.60	7.15	5.48
Principal Window	338 - 342	194 - 213	138 - 155	97 - 118	64 - 95	50 - 78
Principal Window Months	5	20	18	22	32	29
Class A-I-6						
Avg. Life (yrs)	14.02	8.10	7.28	6.75	6.34	5.76
Principal Window	37 - 342	37 - 213	37 - 155	37 - 118	39 - 95	42 - 78
Principal Window Months	306	177	119	82	57	37
Class M-I-1						
Avg. Life (yrs)	25.87	12.05	8.58	6.53	5.28	4.55
Principal Window	255 - 342	73 - 213	51 - 155	39 - 118	38 - 95	39 - 78
Principal Window Months	88	141	105	80	58	40
Class M-I-2						
Avg. Life (yrs)	25.87	12.05	8.58	6.53	5.27	4.49
Principal Window	255 - 342	73 - 213	51 - 155	39 - 118	37 - 95	38 - 78
Principal Window Months	88	141	105	80	59	41
Class M-I-3						
Avg. Life (yrs)	25.87	12.05	8.58	6.53	5.26	4.47
Principal Window	255 - 342	73 - 213	51 - 155	39 - 118	37 - 95	37 - 78
Principal Window Months	88	141	105	80	59	42
Class M-I-4						
Avg. Life (yrs)	25.87	12.05	8.58	6.53	5.26	4.45
Principal Window	255 - 342	73 - 213	51 - 155	39 - 118	37 - 95	37 - 78
Principal Window Months	88	141	105	80	59	42

Group I Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-5						
Avg. Life (yrs)	29.02	21.16	16.10	12.37	9.21	6.71
Principal Window	338 - 358	194 - 343	138 - 305	97 - 252	64 - 206	50 - 171
Principal Window Months	21	150	168	156	143	122
Class A-I-6						
Avg. Life (yrs)	14.02	8.12	7.31	6.83	6.56	6.46
Principal Window	37 - 356	37 - 341	37 - 303	37 - 250	39 - 204	42 - 169
Principal Window Months	320	305	267	214	166	128
Class M-I-1						
Avg. Life (yrs)	26.00	12.88	9.33	7.14	5.77	4.96
Principal Window	255 - 356	73 - 313	51 - 254	39 - 201	38 - 162	39 - 134
Principal Window Months	102	241	204	163	125	96
Class M-I-2						
Avg. Life (yrs)	25.99	12.75	9.18	7.02	5.66	4.82
Principal Window	255 - 354	73 - 290	51 - 225	39 - 175	37 - 141	38 - 117
Principal Window Months	100	218	175	137	105	80
Class M-I-3						
Avg. Life (yrs)	25.97	12.54	8.98	6.86	5.52	4.69
Principal Window	255 - 351	73 - 262	51 - 196	39 - 152	37 - 122	37 - 100
Principal Window Months	97	190	146	114	86	64
Class M-I-4						
Avg. Life (yrs)	25.92	12.26	8.75	6.67	5.37	4.54
Principal Window	255 - 347	73 - 239	51 - 175	39 - 135	37 - 108	37 - 89
Principal Window Months	93	167	125	97	72	53

Group II Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II-1						
Avg. Life (yrs)	13.11	1.59	1.20	1.00	0.85	0.75
Principal Window	1 - 259	1 - 38	1 - 26	1 - 22	1 - 19	1 - 16
Principal Window Months	259	38	26	22	19	16
Class A-II-2						
Avg. Life (yrs)	25.31	6.23	4.05	2.28	1.90	1.68
Principal Window	259 - 346	38 - 140	26 - 92	22 - 36	19 - 28	16 - 24
Principal Window Months	88	103	67	15	10	9
Class A-II-3						
Avg. Life (yrs)	28.82	11.66	7.66	4.55	2.36	1.99
Principal Window	346 - 346	140 - 140	92 - 92	36 - 67	28 - 29	24 - 24
Principal Window Months	1	1	1	32	2	1
Class M-II-1						
Avg. Life (yrs)	26.69	7.74	5.25	5.10	3.08	2.23
Principal Window	276 - 346	46 - 140	40 - 92	48 - 67	29 - 52	24 - 31
Principal Window Months	71	95	53	20	24	8
Class M-II-2						
Avg. Life (yrs)	26.69	7.74	5.19	4.31	4.28	2.88
Principal Window	276 - 346	46 - 140	38 - 92	42 - 67	48 - 52	31 - 40
Principal Window Months	71	95	55	26	5	10
Class M-II-3						
Avg. Life (yrs)	26.69	7.74	5.17	4.16	3.97	3.32
Principal Window	276 - 346	46 - 140	38 - 92	41 - 67	45 - 52	40 - 40
Principal Window Months	71	95	55	27	8	1
Class M-II-4						
Avg. Life (yrs)	26.69	7.74	5.17	4.12	3.81	3.32
Principal Window	276 - 346	46 - 140	38 - 92	40 - 67	43 - 52	40 - 40
Principal Window Months	71	95	55	28	10	1
Class M-II-5						
Avg. Life (yrs)	26.69	7.74	5.16	4.07	3.68	3.32
Principal Window	276 - 346	46 - 140	37 - 92	39 - 67	41 - 52	40 - 40
Principal Window Months	71	95	56	29	12	1
Class M-II-6						
Avg. Life (yrs)	26.69	7.74	5.16	4.05	3.60	3.32
Principal Window	276 - 346	46 - 140	37 - 92	38 - 67	40 - 52	40 - 40
Principal Window Months	71	95	56	30	13	1
Class M-II-7						
Avg. Life (yrs)	26.69	7.74	5.16	4.03	3.55	3.32
Principal Window	276 - 346	46 - 140	37 - 92	38 - 67	39 - 52	40 - 40
Principal Window Months	71	95	56	30	14	1

Group II Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II-2						
Avg. Life (yrs)	25.32	6.31	4.11	2.28	1.90	1.68
Principal Window	259 - 352	38 - 172	26 - 114	22 - 36	19 - 28	16 - 24
Principal Window Months	94	135	89	15	10	9
Class A-II-3						
Avg. Life (yrs)	29.58	18.02	12.23	7.14	2.36	1.99
Principal Window	352 - 358	172 - 286	114 - 202	36 - 148	28 - 29	24 - 24
Principal Window Months	7	115	89	113	2	1
Class M-II-1						
Avg. Life (yrs)	26.79	8.52	5.81	5.76	3.73	2.23
Principal Window	276 - 358	46 - 265	40 - 183	48 - 134	29 - 113	24 - 31
Principal Window Months	83	220	144	87	85	8
Class M-II-2						
Avg. Life (yrs)	26.79	8.47	5.71	4.69	4.91	3.44
Principal Window	276 - 357	46 - 243	38 - 166	42 - 121	48 - 92	31 - 88
Principal Window Months	82	198	129	80	45	58
Class M-II-3						
Avg. Life (yrs)	26.79	8.42	5.66	4.51	4.23	5.18
Principal Window	276 - 356	46 - 221	38 - 149	41 - 109	45 - 83	57 - 68
Principal Window Months	81	176	112	69	39	12
Class M-II-4						
Avg. Life (yrs)	26.79	8.38	5.62	4.44	4.05	4.41
Principal Window	276 - 355	46 - 214	38 - 144	40 - 105	43 - 80	49 - 62
Principal Window Months	80	169	107	66	38	14
Class M-II-5						
Avg. Life (yrs)	26.78	8.30	5.56	4.36	3.89	3.93
Principal Window	276 - 355	46 - 201	37 - 135	39 - 98	41 - 75	44 - 58
Principal Window Months	80	156	99	60	35	15
Class M-II-6						
Avg. Life (yrs)	26.77	8.21	5.49	4.29	3.77	3.69
Principal Window	276 - 353	46 - 185	37 - 124	38 - 90	40 - 69	42 - 54
Principal Window Months	78	140	88	53	30	13
Class M-II-7						
Avg. Life (yrs)	26.76	8.11	5.42	4.22	3.69	3.54
Principal Window	276 - 352	46 - 175	37 - 117	38 - 85	39 - 65	41 - 51
Principal Window Months	77	130	81	48	27	11

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-RS12 – Collateral Characteristics (Group I Loans)
Summary Report

Principal Balance	$220,874,897		
Number of Mortgage Loans	1,649		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$134,053	$21,000	$981,000
Current Principal Balance	$133,945	$20,846	$977,481
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	352	120	360
Remaining Term to Maturity (mos)	351	120	360
Age	1	0	23
Mortgage Rate	7.250%	5.000%	10.875%
Loan-to-Value Ratio	88.82%	25.00%	107.00%
Credit Score	705	541	819

Lien Position	**% of Loan Group**	**Loan Purpose**	**% of Loan Group**
1st Lien	100.0%	Purchase	68.00%
		Equity Refinance	24.69%
Occupancy	**% of Loan Group**	Rate/Term Refinance	7.31%
Primary Residence	60.76%		
Non-Owner Occupied	38.08%	**Property Type**	**% of Loan Group**
Second/Vacation	1.17%	Single-family detached	68.40%
		PUD (detached)	12.22%
Documentation	**% of Loan Group**	Two- to four-family units	12.78%
Full Documentation	60.05%	Condo Low-rise	3.87%
Reduced Documentation	39.95%	PUD (attached)	1.83%
		Townhouse	0.30%
Servicing	**% of Loan Group**	Condo Mid-rise	0.44%
Homecomings	85.75%	Manufactured Home	0.16%
Delinquency	**% of Loan Group**	**Percent of Pool**	
Current	100.00%	**with Prepayment Penalty**	32.44%
30 to 59 Days Delinquent	0.00%		
60 to 89 Days Delinquent	0.00%	**Percent of Pool**	
		over 80% LTV with MI	20.10%
Exception Category	**% of Loan Group**		
Alternet Exceptions (RASC)	9.51%	**IO Loans**	0.70%
Expanded Criteria Exceptions (RALI)	52.26%		
Jumbo A Exceptions (RFMSI)	8.54%		
Seasoned Loans	0.00%		
Home Solutions	29.70%		

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
540 to 559	4	$234,038	0.11 %	$58,509	86.77 %
560 to 579	19	1,934,797	0.88	101,831	89.01
580 to 599	30	3,062,608	1.39	102,087	92.21
600 to 619	44	5,262,491	2.38	119,602	89.66
620 to 639	75	9,595,859	4.34	127,945	89.02
640 to 659	103	15,915,776	7.21	154,522	84.13
660 to 679	185	25,160,855	11.39	136,005	82.47
680 to 699	286	37,098,286	16.80	129,714	90.72
700 to 719	251	35,830,837	16.22	142,752	89.37
720 to 739	208	28,656,129	12.97	137,770	91.15
740 to 759	189	25,474,902	11.53	134,788	89.73
760 or greater	254	32,559,210	14.74	128,186	90.03
Subtotal with Credit Scores	1,648	220,785,787	99.96	133,972	88.83
Not Available	1	89,110	0.04	89,110	75.00
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**88.82 %**

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	711	$51,357,636	23.25 %	$72,233	703	92.02 %
100,001 to 200,000	704	97,110,169	43.97	137,941	706	91.16
200,001 to 300,000	158	37,612,479	17.03	238,054	704	86.57
300,001 to 400,000	34	11,941,715	5.41	351,227	714	83.55
400,001 to 500,000	26	12,011,292	5.44	461,973	699	80.56
500,001 to 600,000	6	3,375,145	1.53	562,524	719	72.48
600,001 to 700,000	3	1,889,237	0.86	629,746	747	81.78
700,001 to 800,000	5	3,760,600	1.70	752,120	694	77.02
800,001 to 900,000	1	839,144	0.38	839,144	701	67.00
900,001 to 1,000,000	1	977,481	0.44	977,481	705	75.00
Total	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group I Loans

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.000 to 5.499	5	$1,139,964	0.52 %	$227,993	755	60.20 %
5.500 to 5.999	76	17,178,120	7.78	226,028	711	81.31
6.000 to 6.499	228	40,629,617	18.39	178,200	715	80.87
6.500 to 6.999	328	47,574,210	21.54	145,043	707	85.02
7.000 to 7.499	195	23,288,442	10.54	119,428	692	89.05
7.500 to 7.999	213	26,039,917	11.79	122,253	704	92.78
8.000 to 8.499	245	27,067,814	12.25	110,481	723	97.21
8.500 to 8.999	281	30,851,848	13.97	109,793	699	97.95
9.000 to 9.499	42	4,148,542	1.88	98,775	647	97.78
9.500 to 9.999	19	1,791,775	0.81	94,304	597	91.79
10.000 to 10.499	6	424,869	0.19	70,812	582	92.46
10.500 to 10.999	11	739,779	0.33	67,253	576	94.67
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.500 to 4.999	3	$811,056	0.37 %	$270,352	754	49.90 %
5.000 to 5.499	30	6,406,958	2.90	213,565	707	81.06
5.500 to 5.999	197	38,845,802	17.59	197,187	716	79.98
6.000 to 6.499	324	48,280,619	21.86	149,014	709	84.20
6.500 to 6.999	234	30,517,009	13.82	130,415	700	88.47
7.000 to 7.499	199	25,314,988	11.46	127,211	696	91.53
7.500 to 7.999	272	29,998,016	13.58	110,287	720	96.33
8.000 to 8.499	298	31,834,292	14.41	106,826	703	98.16
8.500 to 8.999	60	6,429,792	2.91	107,163	648	97.74
9.000 to 9.499	14	1,199,616	0.54	85,687	599	91.53
9.500 to 9.999	10	638,538	0.29	63,854	597	92.93
10.000 to 10.499	8	598,210	0.27	74,776	575	95.59
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	16	$1,953,317	0.88 %	$122,082	720
50.01 to 55.00	2	254,456	0.12	127,228	637
55.01 to 60.00	10	1,167,477	0.53	116,748	666
60.01 to 65.00	17	2,548,337	1.15	149,902	666
65.01 to 70.00	26	7,225,330	3.27	277,897	693
70.01 to 75.00	56	11,051,615	5.00	197,350	690
75.01 to 80.00	383	60,912,793	27.58	159,041	709
80.01 to 85.00	72	8,508,002	3.85	118,167	685
85.01 to 90.00	164	22,561,332	10.21	137,569	694
90.01 to 95.00	162	20,231,346	9.16	124,885	687
95.01 to 100.00	696	78,793,684	35.67	113,209	716
100.01 to 105.00	42	5,245,277	2.37	124,888	720
105.01 or greater	3	421,931	0.19	140,644	711
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distribution of Mortgaged Properties of the Group I Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	37	$3,123,719	1.41 %	$84,425	674	92.72 %
Alaska	1	228,400	0.10	228,400	783	80.00
Arizona	32	4,543,446	2.06	141,983	700	90.07
Arkansas	9	828,125	0.37	92,014	682	97.92
California	67	20,097,394	9.10	299,961	701	79.15
Colorado	28	3,726,028	1.69	133,072	705	88.45
Connecticut	11	1,228,326	0.56	111,666	718	93.34
Delaware	5	432,803	0.20	86,561	721	91.76
District of Columbia	2	450,461	0.20	225,231	705	90.16
Florida	135	18,928,847	8.57	140,214	696	89.82
Georgia	64	8,530,356	3.86	133,287	710	91.87
Hawaii	5	1,847,336	0.84	369,467	659	85.04
Idaho	15	2,290,289	1.04	152,686	720	89.26
Illinois	71	9,797,283	4.44	137,990	728	92.53
Indiana	104	10,445,002	4.73	100,433	717	96.59
Iowa	10	899,777	0.41	89,978	686	92.98
Kansas	16	1,471,144	0.67	91,946	696	89.22
Kentucky	24	2,314,326	1.05	96,430	731	98.07
Louisiana	36	4,277,758	1.94	118,827	684	88.85
Maine	2	467,750	0.21	233,875	700	84.95
Maryland	25	4,778,039	2.16	191,122	709	77.91
Massachusetts	14	3,656,184	1.66	261,156	726	82.81
Michigan	82	10,446,947	4.73	127,402	712	89.41
Minnesota	15	3,063,524	1.39	204,235	727	91.37
Mississippi	8	1,156,137	0.52	144,517	732	90.41
Missouri	55	6,127,896	2.77	111,416	714	88.70
Montana	4	357,937	0.16	89,484	729	90.49
Nebraska	12	1,150,190	0.52	95,849	711	93.02
Nevada	7	1,208,762	0.55	172,680	671	86.96
New Hampshire	4	526,081	0.24	131,520	671	72.88
New Jersey	36	8,700,666	3.94	241,685	705	82.57
New Mexico	9	826,036	0.37	91,782	719	90.67
New York	15	2,952,308	1.34	196,821	697	82.15
North Carolina	51	5,754,638	2.61	112,836	700	93.85
North Dakota	1	115,902	0.05	115,902	771	80.00
Ohio	79	8,221,201	3.72	104,066	719	94.31
Oklahoma	32	4,182,014	1.89	130,688	690	89.02
Oregon	17	2,863,151	1.30	168,421	717	83.97
Pennsylvania	49	5,094,622	2.31	103,972	700	90.93
Rhode Island	2	348,000	0.16	174,000	724	79.24
South Carolina	29	3,172,738	1.44	109,405	687	87.39
Tennessee	50	5,329,626	2.41	106,593	693	93.02
Texas	226	26,357,645	11.93	116,627	700	89.68
Utah	12	1,432,625	0.65	119,385	688	90.98
Vermont	3	384,973	0.17	128,324	733	83.15

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Virginia	58	6,406,773	2.90	110,462	705	89.62
Washington	49	6,980,389	3.16	142,457	715	86.99
West Virginia	6	496,475	0.22	82,746	708	92.39
Wisconsin	22	2,384,846	1.08	108,402	704	95.27
Wyoming	3	470,000	0.21	156,667	712	95.66
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	1,187	$150,185,502	68.00 %	$126,525	715	92.11 %
Equity Refinance	350	54,537,986	24.69	155,823	681	81.89
Rate/Term Refinance	112	16,151,409	7.31	144,209	697	81.65
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

Occupancy Type of the Group I Loans

Occupancy	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	870	$134,193,656	60.76 %	$154,246	695	86.48 %
Non Owner-occupied	759	84,099,466	38.08	110,803	722	92.50
Second/Vacation	20	2,581,775	1.17	129,089	700	90.40
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	1,173	$151,068,732	68.40 %	$128,788	702	89.15 %
Two- to four-family units	203	28,218,573	12.78	139,008	719	86.79
Planned Unit Developments (detached)	149	26,985,352	12.22	181,110	707	89.02
Condo Low-Rise (less than 5 stories)	74	8,557,283	3.87	115,639	713	87.73
Planned Unit Developments (attached)	35	4,043,436	1.83	115,527	711	93.20
Condo Mid-Rise (5 to 8 stories)	4	976,358	0.44	244,090	691	80.36
Townhouse	6	669,797	0.30	111,633	725	94.62
Manufactured Home	5	355,365	0.16	71,073	695	83.28
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,080	$132,645,351	60.05 %	$122,820	710	92.06 %
Reduced Documentation	569	88,229,546	39.95	155,061	699	83.95
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	1,052	$149,367,436	67.63 %	$141,984	709	85.97 %
12 Months	48	5,995,426	2.71	124,905	698	91.90
24 Months	35	4,557,930	2.06	130,227	695	94.39
36 Months	493	57,073,646	25.84	115,768	696	95.89
60 Months	17	3,567,366	1.62	209,845	703	82.15
Other (1)	4	313,092	0.14	78,273	689	98.13
Total:	**1,649**	**$220,874,897**	**100.00 %**	**$133,945**	**705**	**88.82 %**

(1) Not None, 12, 24, 36 or 60 months and not more than 60 months.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-RS12 – Collateral Characteristics (Group II Loans)
Summary Report

Principal Balance	$621,505,555		
Number of Mortgage Loans	3,960		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$157,010	$30,000	$1,000,000
Current Principal Balance	$156,946	$29,939	$995,882
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	360	192	362
Remaining Term to Maturity (mos)	359	190	360
Age	1	0	16
Mortgage Rate	7.47%	3.38%	10.990%
Loan-to-Value Ratio	92.72%	12.00%	107.00%
Credit Score	641	479	814
Margin	6.477%	2.250%	10.875%
Initial Periodic Cap	3.327%	1.000%	6.000%
Periodic Cap	1.197%	1.000%	6.000%
Maximum Mortgage Rate	13.562%	9.375%	23.750%
Minimum Mortgage Rate	6.679%	2.250%	10.990%
Next Rate Adj. (mos)	30	4	84

Lien Position	**% of Loan Group**
1st Lien	100.00%

Occupancy	**% of Loan Group**
Primary Residence	91.04%
Non-Owner Occupied	6.65%
Second/Vacation	2.31%

Documentation	**% of Loan Group**
Full Documentation	53.83%
Reduced Documentation	46.17%

Servicing	**% of Loan Group**
Homecomings	99.77%

Delinquency	**% of Loan Group**
Current	99.92%
30 to 59 Days Delinquent	0.08%
60 to 89 Days Delinquent	0.00%

Exception Category	**% of Loan Group**
Alternet Exceptions (RASC)	67.58%
Expanded Criteria Exceptions (RALI)	28.18%
Jumbo A Exceptions (RFMSI)	2.97%
Seasoned Loans	0.00%
Home Solutions	1.27%

Loan Purpose	**% of Loan Group**
Purchase	66.49%
Equity Refinance	29.25%
Rate/Term Refinance	4.26%

Property Type	**% of Loan Group**
Single-family detached	72.25%
PUD (detached)	13.01%
Two- to four-family units	3.81%
Condo Low-rise	6.18%
PUD (attached)	3.41%
Townhouse	0.69%
Condo Mid-rise	0.32%
Manufactured Home	0.04%
Condo High-rise	0.29%

Percent of Pool with Prepayment Penalty	65.70%
Percent of Pool over 80% LTV with MI	8.57%
IO Loans	12.92%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
499 or less	2	$268,325	0.04 %	$134,162	80.53 %
500 to 519	3	435,000	0.07	145,000	75.76
520 to 539	15	2,113,976	0.34	140,932	83.26
540 to 559	73	9,179,746	1.48	125,750	88.61
560 to 579	355	44,163,794	7.11	124,405	92.70
580 to 599	555	71,167,581	11.45	128,230	96.07
600 to 619	729	108,582,210	17.47	148,947	95.24
620 to 639	593	93,164,932	14.99	157,108	93.12
640 to 659	527	85,989,921	13.84	163,169	91.53
660 to 679	375	67,863,315	10.92	180,969	90.88
680 to 699	279	51,904,363	8.35	186,037	91.31
700 to 719	185	35,553,409	5.72	192,181	91.02
720 to 739	119	21,663,088	3.49	182,043	90.21
740 to 759	76	15,744,054	2.53	207,159	90.33
760 or greater	74	13,711,841	2.21	185,295	90.71
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**92.72 %**

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,151	$89,407,599	14.39 %	$77,678	624	94.73 %
100,001 to 200,000	1,958	278,265,545	44.77	142,117	634	94.44
200,001 to 300,000	551	134,210,868	21.59	243,577	651	92.78
300,001 to 400,000	208	71,760,313	11.55	345,002	655	88.69
400,001 to 500,000	59	26,498,673	4.26	449,130	676	86.41
500,001 to 600,000	16	8,764,970	1.41	547,811	674	83.79
600,001 to 700,000	8	5,249,057	0.84	656,132	660	84.21
700,001 to 800,000	5	3,687,650	0.59	737,530	671	88.02
800,001 to 900,000	2	1,760,000	0.28	880,000	636	77.44
900,001 to 1,000,000	2	1,900,882	0.31	950,441	732	71.24
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group II Loans

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.000 to 3.499	1	$200,000	0.03 %	$200,000	724	66.00 %
3.500 to 3.999	1	905,000	0.15	905,000	745	66.00
4.000 to 4.499	3	1,197,800	0.19	399,267	663	85.17
4.500 to 4.999	13	4,290,938	0.69	330,072	701	77.30
5.000 to 5.499	75	18,605,417	2.99	248,072	699	82.13
5.500 to 5.999	149	34,824,066	5.60	233,719	682	85.55
6.000 to 6.499	283	58,746,578	9.45	207,585	682	88.60
6.500 to 6.999	440	82,240,769	13.23	186,911	669	90.14
7.000 to 7.499	486	86,015,763	13.84	176,987	651	93.00
7.500 to 7.999	903	139,093,492	22.38	154,035	633	94.59
8.000 to 8.499	616	79,611,083	12.81	129,239	616	95.99
8.500 to 8.999	560	68,694,329	11.05	122,668	604	96.48
9.000 to 9.499	254	28,401,043	4.57	111,815	587	96.73
9.500 to 9.999	151	16,295,251	2.62	107,916	588	97.60
10.000 to 10.499	18	1,736,454	0.28	96,470	582	97.83
10.500 to 10.999	7	647,571	0.10	92,510	574	95.37
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Net Mortgage Rates of the Group II Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.000 to 3.499	2	$1,105,000	0.18 %	$552,500	741	66.00 %
4.000 to 4.499	11	4,647,682	0.75	422,517	692	78.99
4.500 to 4.999	57	14,572,986	2.34	255,666	691	81.06
5.000 to 5.499	135	30,093,072	4.84	222,912	689	85.64
5.500 to 5.999	284	58,857,077	9.47	207,243	683	88.66
6.000 to 6.499	458	86,920,845	13.99	189,784	668	89.08
6.500 to 6.999	518	92,828,689	14.94	179,206	650	93.01
7.000 to 7.499	889	136,570,221	21.97	153,622	633	94.77
7.500 to 7.999	691	88,982,728	14.32	128,774	617	96.01
8.000 to 8.499	519	63,116,500	10.16	121,612	601	96.53
8.500 to 8.999	260	29,195,389	4.70	112,290	592	96.96
9.000 to 9.499	113	12,437,456	2.00	110,066	587	97.50
9.500 to 9.999	19	1,852,564	0.30	97,503	585	97.27
10.000 to 10.499	4	325,348	0.05	81,337	581	95.82
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Original Loan-to-Value Ratios of the Group II Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	7	$639,719	0.10 %	$91,388	669
50.01 to 55.00	3	557,783	0.09	185,928	649
55.01 to 60.00	7	1,550,392	0.25	221,485	618
60.01 to 65.00	12	2,374,979	0.38	197,915	640
65.01 to 70.00	28	6,692,169	1.08	239,006	707
70.01 to 75.00	55	14,763,955	2.38	268,436	672
75.01 to 80.00	373	76,391,664	12.29	204,803	663
80.01 to 85.00	122	20,925,138	3.37	171,518	631
85.01 to 90.00	555	98,547,349	15.86	177,563	641
90.01 to 95.00	1,171	165,538,642	26.64	141,365	623
95.01 to 100.00	1,601	229,324,303	36.90	143,238	643
100.01 to 105.00	22	3,675,803	0.59	167,082	701
105.01 to 110.00	4	523,662	0.08	130,915	712
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distribution of Mortgaged Properties of the Group II Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	79	$9,054,617	1.46 %	$114,615	612	96.38 %
Alaska	4	831,801	0.13	207,950	610	98.99
Arizona	125	19,480,644	3.13	155,845	639	93.14
Arkansas	31	2,949,557	0.47	95,147	611	97.93
California	140	42,070,532	6.77	300,504	664	85.24
Colorado	59	12,418,336	2.00	210,480	655	93.26
Connecticut	34	6,721,026	1.08	197,677	653	91.40
Delaware	21	3,339,264	0.54	159,013	645	94.79
District of Columbia	10	2,370,349	0.38	237,035	636	87.41
Florida	456	74,397,115	11.97	163,152	659	91.22
Georgia	197	28,377,180	4.57	144,047	632	95.03
Idaho	25	3,743,160	0.60	149,726	645	93.34
Illinois	230	36,605,123	5.89	159,153	647	93.78
Indiana	150	15,226,420	2.45	101,509	622	96.55
Iowa	37	3,561,401	0.57	96,254	629	97.65
Kansas	30	3,769,781	0.61	125,659	632	95.28
Kentucky	42	4,568,563	0.74	108,775	618	96.28
Louisiana	80	9,500,194	1.53	118,752	614	93.63
Maine	6	1,035,144	0.17	172,524	672	84.97
Maryland	102	25,787,483	4.15	252,818	652	89.13
Massachusetts	49	12,421,415	2.00	253,498	664	87.94
Michigan	209	28,774,826	4.63	137,679	641	94.93
Minnesota	91	17,447,811	2.81	191,734	641	92.36
Mississippi	44	5,245,245	0.84	119,210	624	96.62
Missouri	133	17,179,132	2.76	129,166	622	94.56
Montana	5	727,554	0.12	145,511	670	99.56
Nebraska	19	2,246,713	0.36	118,248	620	97.12
Nevada	36	7,750,521	1.25	215,292	645	88.83
New Hampshire	15	2,893,133	0.47	192,876	644	93.76
New Jersey	44	8,503,192	1.37	193,254	644	88.12
New Mexico	19	2,828,538	0.46	148,870	635	96.29
New York	50	13,948,999	2.24	278,980	669	89.47
North Carolina	116	16,064,937	2.58	138,491	629	91.91
North Dakota	2	318,250	0.05	159,125	624	95.00
Ohio	186	21,761,017	3.50	116,995	625	96.21
Oklahoma	28	2,907,796	0.47	103,850	617	96.64
Oregon	21	3,737,877	0.60	177,994	633	91.60
Pennsylvania	76	10,584,754	1.70	139,273	642	95.47
Rhode Island	11	2,518,048	0.41	228,913	674	93.99
South Carolina	57	7,400,331	1.19	129,830	627	95.65
South Dakota	4	417,420	0.07	104,355	626	96.80
Tennessee	146	16,712,389	2.69	114,468	619	95.09
Texas	271	33,397,424	5.37	123,238	621	95.21
Utah	45	6,943,433	1.12	154,299	629	94.23

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Vermont	4	836,830	0.13	209,207	643	80.69
Virginia	166	36,543,269	5.88	220,140	655	92.46
Washington	71	13,020,253	2.09	183,384	635	92.76
West Virginia	11	1,309,151	0.21	119,014	638	89.75
Wisconsin	167	20,607,395	3.32	123,398	623	95.33
Wyoming	6	650,214	0.10	108,369	640	97.72
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	2,721	$413,230,901	66.49 %	$151,867	643	94.24 %
Equity Refinance	1,083	181,790,647	29.25	167,858	635	89.75
Rate/Term Refinance	156	26,484,007	4.26	169,769	654	89.47
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	3,586	$565,802,489	91.04 %	$157,781	637	93.49 %
Non Owner-occupied	295	41,356,981	6.65	140,193	685	83.53
Second/Vacation	79	14,346,085	2.31	181,596	677	89.01
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	3,028	$449,052,650	72.25 %	$148,300	635	93.35 %
Planned Unit Developments (detached)	403	80,846,728	13.01	200,612	650	92.15
Condo Low-Rise (less than 5 stories)	235	38,431,232	6.18	163,537	665	90.42
Two- to four-family units	122	23,659,464	3.81	193,930	677	87.99
Planned Unit Developments (attached)	126	21,190,940	3.41	168,182	649	91.24
Townhouse	24	4,273,246	0.69	178,052	640	93.43
Condo Mid-Rise (5 to 8 stories)	10	1,976,900	0.32	197,690	700	92.37
Condo High-Rise (9 stories or more)	9	1,809,590	0.29	201,066	657	90.72
Manufactured Home	3	264,804	0.04	88,268	660	79.96
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Current Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	2,412	$334,548,504	53.83 %	$138,702	625	95.72 %
Reduced Documentation	1,548	286,957,051	46.17	185,373	661	89.23
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Prepayment Penalty Terms of the Group II Loans

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	1,276	$213,355,952	34.33 %	$167,207	648	90.42 %
12 Months	210	41,648,133	6.70	198,324	662	92.26
24 Months	1,753	254,992,672	41.03	145,461	628	94.75
36 Months	695	107,876,945	17.36	155,219	651	92.76
60 Months	10	1,310,875	0.21	131,088	697	84.94
Other(1)	16	2,320,979	0.37	145,061	635	92.21
Total	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

(1) Not None, 12, 24, 36 or 60 months and not more than 60 months.

Index Types of the Group II Loans

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Libor - 6 Month	3,792	$583,856,669	93.94 %	$153,971	638	93.21 %
Libor - 1 Year	144	33,640,940	5.41	233,618	698	84.82
Treasury - 1 Year	24	4,007,946	0.64	166,998	700	87.48
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Maximum Mortgage Rates of the Group II Loans

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
9.000 to 9.999	5	$2,596,001	0.42 %	$519,200	729	70.87 %
10.000 to 10.999	47	11,485,254	1.85	244,367	685	79.46
11.000 to 11.999	267	60,173,178	9.68	225,368	689	84.00
12.000 to 12.999	551	111,077,374	17.87	201,592	674	90.02
13.000 to 13.999	1,267	204,594,731	32.92	161,480	641	94.08
14.000 to 14.999	1,202	160,835,686	25.88	133,807	616	95.58
15.000 to 15.999	545	63,262,266	10.18	116,078	598	96.84
16.000 to 16.999	73	7,026,427	1.13	96,252	589	97.44
17.000 to 17.999	2	193,000	0.03	96,500	599	100.00
23.000 to 23.999	1	261,637	0.04	261,637	585	95.00
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

Next Interest Rate Adjustment Date of the Group II Loans

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
March 2005	4	$903,405	0.15 %	$225,851	736	84.57 %
April 2005	4	1,815,900	0.29	453,975	688	85.45
May 2005	16	4,494,796	0.72	280,925	673	88.68
June 2005	2	664,910	0.11	332,455	647	80.00
July 2005	1	170,031	0.03	170,031	601	57.00
September 2005	2	625,325	0.10	312,662	630	85.54
November 2005	9	2,903,784	0.47	322,643	693	75.49
December 2005	1	168,747	0.03	168,747	635	95.00
January 2006	1	104,293	0.02	104,293	594	100.00
March 2006	3	429,146	0.07	143,049	664	92.86
April 2006	5	850,351	0.14	170,070	580	84.55
May 2006	4	827,133	0.13	206,783	640	88.68
June 2006	8	1,060,208	0.17	132,526	609	88.23
July 2006	21	3,495,394	0.56	166,447	645	93.39
August 2006	53	8,226,138	1.32	155,210	633	93.25
September 2006	192	26,279,366	4.23	136,872	627	93.66
October 2006	747	115,902,330	18.65	155,157	628	93.32
November 2006	1,536	221,655,191	35.66	144,307	632	95.56
December 2006	339	47,465,834	7.64	140,017	625	94.37
February 2007	2	264,447	0.04	132,223	665	85.00
April 2007	2	200,804	0.03	100,402	638	95.65
June 2007	3	500,842	0.08	166,947	631	85.21
July 2007	1	104,021	0.02	104,021	601	85.00
August 2007	19	2,846,086	0.46	149,794	638	92.92
September 2007	65	11,779,835	1.90	181,228	646	89.69
October 2007	189	31,239,724	5.03	165,290	662	92.40
November 2007	278	48,525,042	7.81	174,551	650	89.18
December 2007	97	13,910,716	2.24	143,409	642	89.96
May 2009	2	1,375,228	0.22	687,614	704	79.86
June 2009	3	627,042	0.10	209,014	658	80.00
July 2009	3	776,713	0.12	258,904	705	83.43
August 2009	2	447,568	0.07	223,784	685	79.12
September 2009	26	5,910,973	0.95	227,345	692	83.00
October 2009	73	14,592,649	2.35	199,899	687	83.28
November 2009	229	45,854,678	7.38	200,239	683	89.76
December 2009	9	2,406,720	0.39	267,413	716	80.33
August 2011	1	357,680	0.06	357,680	739	73.00
November 2011	6	1,160,505	0.19	193,418	737	85.97
December 2011	2	582,000	0.09	291,000	685	76.48
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Note Margin of the Group II Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 to 2.499	180	$44,034,712	7.09 %	$244,637	695	79.95 %
2.500 to 2.999	150	29,448,605	4.74	196,324	682	85.55
3.000 to 3.499	48	9,257,718	1.49	192,869	713	92.82
3.500 to 3.999	214	46,135,147	7.42	215,585	686	90.09
4.000 to 4.499	34	6,932,886	1.12	203,908	684	90.91
4.500 to 4.999	18	3,497,770	0.56	194,321	664	91.12
5.000 to 5.499	134	21,737,720	3.50	162,222	689	96.65
5.500 to 5.999	78	13,989,191	2.25	179,349	659	87.40
6.000 to 6.499	168	34,624,874	5.57	206,100	658	93.55
6.500 to 6.999	422	72,426,893	11.65	171,628	644	92.08
7.000 to 7.499	538	82,943,390	13.35	154,170	638	93.90
7.500 to 7.999	783	109,117,380	17.56	139,358	621	95.43
8.000 to 8.499	534	69,386,419	11.16	129,937	606	95.75
8.500 to 8.999	360	43,642,567	7.02	121,229	593	96.20
9.000 to 9.499	191	22,197,971	3.57	116,220	595	97.77
9.500 to 9.999	89	10,373,696	1.67	116,558	584	96.87
10.000 to 10.499	13	1,269,068	0.20	97,621	587	98.42
10.500 to 10.999	6	489,548	0.08	81,591	579	95.97
Total:	**3,960**	**$621,505,555**	**100.00 %**	**$156,946**	**641**	**92.72 %**

JPMorgan Contact List

North American ABS – Home Equity		
Origination:	Chris Schiavone	834-5372
	Marty Friedman	834-5727
	Tom Roh	834-5936
	Paul White	834-5440
	Brian Mendell	834-5029
	Kevin Lynn	834-5412
	Swapna Putcha	834-5435
	Alissa Smith	834-5432
Structuring:	Philip Li	834-5033
	Raj Kothari	834-5413

Syndicate/Sales Desk	
Brian McDonald	834-4154
Andy Cherna	834-4154
Randall Outlaw	834-4154
Stacey Mitchell	834-4154
David Stern	834-4154

Asset-Backed Trading	
Peter Basso	834-3720
John Lennon	834-3720
Kyongsoo Noh	834-3720

Please Direct All Questions to the Syndicate Desk (x4-4154)

Brian McDonald
Andy Cherna
Randall Outlaw
Stacey Mitchell
David Stern